Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-214396

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the ‘‘Prospectus Supplement’’), together with the accompanying short form base shelf prospectus dated November 10, 2016 (the ‘‘Prospectus’’) to which it relates and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and accompanying Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Avino Silver & Gold Mines Ltd. at Suite 900-570 Granville Street, Vancouver, British Columbia, V6C 3P1, telephone: (604) 682-3701, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 10, 2016

New Issue	November 21, 2016

AVINO SILVER & GOLD MINES LTD.

US$10,000,900

6,370,000 Units

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of 6,370,000 units (each, an “Offered Security’’ or “Unit”) of Avino Silver & Gold Mines Ltd. (‘‘Avino” or the “Corporation”) at a price of US$1.57 per Unit (the “Offering Price”). Each Unit consists of one (1) common share of the Company (the “Unit Shares”) and one-half (1/2) of a transferable share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”). Each whole Warrant entitles the holder to purchase one (1) common share of the Company (a “Warrant Share”) at an exercise price of US$2.00 per Warrant Share for a period of 36 months from the closing of the Offering. This Offering is made pursuant to an underwriting agreement dated November 21, 2016 (the “Underwriting Agreement”) among the Corporation and Cantor Fitzgerald Canada Corporation, as sole bookrunner, Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, as lead manager, Euro Pacific Capital, Inc., Roth Capital Partners, LLC, Echelon Wealth Partners Inc. and Haywood Securities Inc., as co-managers (collectively, the “Underwriters”), pursuant to which the Offered Securities will be offered for sale in the United States and all provinces in Canada, except Quebec, through the Underwriters, either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, in accordance with the terms of the Underwriting Agreement. The Offering is being made concurrently in the United States under the terms of a registration statement on Form F-10 (SEC File No. 333-214396) (the “Registration Statement”) filed and effective with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution”.

	Price to the Public(1)		Underwriters’ Commission(2)		Net Proceeds to the Corporation(3)
Per Offered Security	US$	1.57	US$	0.1099	US$	1.4601
Total Offering	US$	10,000,900	US$	700,063	US$	9,300,837

_____________

(1)

The Offering Price was determined by arm’s length negotiation between the Corporation and the Underwriters with reference to the prevailing market price of the Common Shares. The Corporation intends to allocate US$1.377 of the Offering Price as consideration for the issue of each Common Share and US$0.193 of the Offering Price as consideration for the issue of each one-half (1/2) of one Warrant comprising each Unit.

(2)

The Corporation has agreed to pay the Underwriters a cash fee equal to 7.0% of the gross proceeds of the Offering (the “Underwriting Fee”), including the sale of any Additional Securities (as defined herein) sold pursuant to the Over-Allotment Option (as defined herein), and reimburse the Underwriters for their expenses in connection with the Offering up to a maximum of US$150,000.

(3)

After deducting the Underwriting Fee, but before deducting the total expenses of the Offering (including listing fees), estimated to be US$300,000, which will be paid from the proceeds of the Offering.

i

The Corporation has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from the Closing Date (as defined below), to purchase up to an additional 955,500 Units at a price of US$1.57 per Unit (the “Additional Units”), solely to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Additional Units at the Offering Price; or (ii) additional Unit Shares (the “ Additional Unit Shares”) at a price of US$1.377 per Additional Unit Share; or (iii) additional Warrants (the “Additional Warrants”) at a price of US$0.386 per Additional Warrant; or (iv) any combination of Additional Unit Shares and/or Additional Warrants (together, the “Additional Securities”) so long as the aggregate number of Additional Unit Shares and Additional Warrants that may be issued under the Over-Allotment Option does not exceed 955,500 Additional Unit Shares and 477,750 Additional Warrants. If the Over-Allotment Option is exercised in full, the total number of Offered Securities sold pursuant to the Offering will be 7,325,500, the total price to the public will be US$11,501,035, the total Underwriting Fee will be US$805,073, and the net proceeds to the Corporation, before deducting the estimated expenses of the Offering, will be US$10,695,962. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Securities to be issued and sold upon exercise of the Over-Allotment Option. See “Plan of Distribution”. A purchaser who acquires Additional Securities forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The following table sets out the number of Additional Securities that may be issued by the Corporation to the Underwriters:

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	955,500 Additional Unit Shares and/or 477,500 Additional Warrants	Exercisable for a period of 30 days following the Closing Date	US$1.377 per Additional Unit Share and US$0.386 per Additional Warrant

Unless the context otherwise requires, all references to the “Offering” in this Prospectus Supplement shall include the Over-Allotment Option, and all references to “Offered Securities” or “Units” shall include the Additional Securities, references to “Common Shares” shall include the Additional Unit Shares, “Warrants” shall include the Additional Warrants, and “Warrant Shares” shall include additional common shares issued upon exercise of warrants forming part of the Additional Securities. This Prospectus Supplement also qualifies the distribution of the Warrant Shares issuable under the Warrants to holders of the Warrants who are U.S persons.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. This may affect the price of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulations. The Corporation intends to apply to list the Warrants on the TSXV.

The Underwriters, as principals, conditionally offer the Offered Securities subject to prior sale if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval on behalf of the Corporation by Salley Bowes Harwardt Law Corp., with respect to Canadian legal matters, and by Weintraub, Tobin Chediak Coleman Grodin Law Corporation, with respect to U.S. legal matters; and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Cooley LLP, with respect to U.S. legal matters.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might prevail on the open market. Such transactions, if commenced, may be discontinued at any time (see “Plan of Distribution”).

Subscriptions for the Offered Securities will be received subject to rejection in whole or in part and the Corporation reserves the right to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about November 28, 2016 (the “Closing Date”). Except with respect to U.S. purchasers of the Offered Securities, it is anticipated that the Units will be issued in “book-entry only” form and represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee or, with respect to the Unit Shares only, The Depositary Trust Company (“DTC”), as directed by the Underwriters, and will be deposited with CDS or DTC, as the case may be. U.S. purchasers of the Offered Securities will be issued certificates representing the Warrants comprising a portion of their purchased Offered Securities. Except in limited circumstances, no beneficial holder of Unit Shares or Warrants will receive definitive certificates representing their interest in the Offered Securities. Beneficial holders of the Unit Shares or Warrants will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS or DTC participant, and from or through whom a beneficial interest in the Offered Securities is acquired. If any Unit Shares or Warrants are not able to be issued in “book-entry only” form through CDS or DTC in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates representing their interests in such Unit Shares or Warrants.

ii

The Underwriters propose to offer, either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, the Offered Securities at the Offering Price.After the Underwriters have made reasonable efforts to sell all of the Offered Securities at the Offering Price, the price may be decreased and further changed from time to time, to an amount not greater than the Offering Price. The compensation realized by the Underwriters may be decreased to the extent that the aggregate price paid by the purchasers for the Offered Securities is less than the gross proceeds paid by the Underwriters to the Corporation. See “Plan of Distribution”.

The outstanding common shares of the Corporation (“Common Shares”) are listed for trading on the TSX Venture Exchange (“TSXV”) and on the NYSE MKT, LLC (“NYSE-MKT”) under the symbol “ASM”. On November 21, 2016, the last trading day before the filing of this Prospectus Supplement, the closing trading price of the Common Shares on the TSXV was $2.41 per Common Share and the closing trading price of the Common Shares on the NYSE-MKT was US$1.81 per Common Share. The Corporation has applied to the TSXV to conditionally list the Common Shares and Warrants offered hereby, as well as any Warrant Shares, subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Corporation has applied to the NYSE-MKT for the listing of the Common Shares offered hereunder, as well as the Warrant Shares.

Neither Rodman & Renshaw, a unit of H.C. Wainwright & Co. LLC, Euro Pacific Capital, Inc., nor Roth Capital Partners, LLC, is registered as an investment dealer in any Canadian jurisdiction and, accordingly, they will only sell the Offered Securities into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Securities in Canada.

The purchase of Offered Securities involves significant risks that should be considered carefully by prospective purchasers. Before buying any Offered Securities, prospective purchasers should read “Risk Factors” in the Prospectus Supplement and the accompanying Prospectus and the risk factors in the Corporation’s AIF (as herein defined) and Annual MD&A and Interim MD&A (as herein defined) which are incorporated herein and therein by reference, for a description of risks involved in an investment in the Offered Securities. This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the accompanying short form base Prospectus dated November 10, 2016.

This Offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies. The Corporation’s financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Securities may have tax consequences. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement of judgments obtained in Canada and by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Corporation is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Corporation’s officers and directors are residents of Canada, and that a substantial portion of the Corporation’s assets, and the assets of most of the officers and directors of the Corporation are located outside the United States. Mr. Michael Baybak, a director of the Corporation, resides outside of Canada. Although Mr. Baybak has the Corporation as his agent for service of process in Canada, purchasers are advised that it might not be possible for investors to enforce judgments obtained in Canada against Mr. Baybak.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Corporation’s registered office and records office is located at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, and its head office is located at Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

iii

S-1

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Corporation is offering to sell, and seeking offers to buy, Offered Securities only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information previously filed with the SEC and with the securities regulatory authority in the applicable provinces of Canada, that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement and the Prospectus are part of the Corporation’s “shelf” registration statement on Form F-10 that the Corporation has filed with the SEC. The Registration Statement was declared effective by the SEC on November 18, 2016. This Prospectus Supplement does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Corporation and the Corporation’s securities.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

S-2

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Avino” or the “Corporation” refer to Avino Silver & Gold Mines Ltd. and include each of its subsidiaries as the context requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation. Please see “Cautionary Statement Regarding Forward-Looking Information” in the accompanying Prospectus which identifies forward-looking statements and sets out the assumptions upon which they are based and the risk factors to which they are subject. See also “Risk Factors” in this Prospectus Supplement and the Prospectus.

Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Corporation’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained or incorporated by reference into the Prospectus and this Prospectus Supplement include, without limitation, statements regarding:

•	the future production of silver, gold, and other metals;
•	profit, operating costs and cash-flow;
•	grade improvements;
•	sales volume and selling prices of products;
•	capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Corporation’s mines and projects;
•	progress in the development of mineral properties;
•	the timing of production and the cash and total costs of production;
•	sensitivity of earnings to changes in commodity prices and exchange rates;
•	the impact of foreign currency exchange rates;
•	the impact of taxes and royalties;
•	expenditures to increase or determine reserves and resources;
•	sufficiency of available capital resources;
•	titles to mineral properties;
•	expansions and acquisition plans; and
•	our future plans and expectations for the Corporation’s properties and operations.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Corporation, which may prove to be incorrect, include, but are not limited to:

•	general business and economic conditions;
•	the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, and other metals;
•	expected Canadian dollar, Mexican peso and US dollar exchange rates;
•	expected taxes and royalties;

S-3

•	the timing of the receipt of regulatory and governmental approvals for development projects, expansion of existing facilities and other operations;
•	costs of production, and production and productivity levels;
•	estimated future capital expenditures and cash flows;
•	the continuing availability of water and power resources for operations;
•	the accuracy of the interpretation and assumptions and the method or methods used in calculating resource estimates (including with respect to size, grade and recoverability);
•	the accuracy of the information included or implied in the various published technical reports;
•	the geological, operational and price assumptions on which such technical reports are based;
•	conditions in the financial markets;
•	the ability to attract and retain skilled staff;
•	the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies;
•	the ability to secure contracts for the sale of the Corporation’s products (metals concentrates);
•	the execution and outcome of current or future exploration activities;
•	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
•	the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses;
•	the Corporation’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;
•	the ability of contractors to perform their contractual obligations; and
•	operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, seismic events and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation:

•	changes in commodity prices;
•	changes in foreign currency exchange rates;
•	acts of foreign governments;
•	political risk and social unrest;
•	uncertainties related to title to the Corporation’s mineral properties and the surface rights thereon, including the Corporation’s ability to acquire, or economically acquire;
•	unanticipated operational difficulties due to adverse weather conditions;
•	failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;
•	failure of counterparties to perform their contractual obligations;
•	delays in obtaining, or denial of, permits necessary for operations or expansion activities;
•	uncertainty of mineral resource estimates; and
•	the deterioration of general economic conditions.

Readers are advised to carefully review and consider the risk factors identified in this Prospectus Supplement and the Prospectus under “Risk Factors” and elsewhere in this Prospectus Supplement and the Prospectus, and in the documents incorporated by reference herein, for a discussion of the factors that could cause the Corporation’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive.

S-4

The Corporation’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date such statements are made. The Corporation will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

CAUTIONARY STATEMENT TO U.S. INVESTORS CONCERNING
MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101and CIM standards. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

S-5

Accordingly, information contained in this Prospectus Supplement and accompanying Prospectus and the documents incorporated by reference herein and therein include descriptions of the Corporation’s mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Our financial statements incorporated by reference herein are set forth in Canadian Dollars (CDN$ or $). All references in this Prospectus Supplement to “dollars” or “$” are to Canadian dollars unless otherwise stated. The following table sets forth the high and low exchange rates of Canadian Dollars to United States dollars (US$) for the past six (6) months based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian Dollar = US$1.00). As of November 18, 2016, the exchange rate was CDN$1.3519 for each US$1.00.

Month	High	Low
Through November 18, 2016	1.3582	1.3337
October, 2016	1.3387	1.3110
September, 2016	1.3248	1.2843
August, 2016	1.3180	1.2775
July, 2016	1.3225	1.2844
June 2016	1.3091	1.2695
May 2016	1.3155	1.2544

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in all of the Province of Canada, except for Quebec, and the Securities and Exchange Commission are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	the Form 20-F (filed as the annual information form) of the Corporation dated April 7, 2016 for the financial year ended December 31, 2015 (“AIF”);

(b)	the technical report dated October 27, 2016 entitled “Avino Silver & Gold Mines Ltd. Resource Amended Estimate Update for the Avino Property, Durango, Mexico” by QG Australia Geo Company and Tetra Tech WEI Inc. (the “Avino Technical Report”);

(c)	the technical report dated October 20, 2016 entitled “Bralorne Gold Mine, British Columbia Canada” by Kirkham Geosystems Ltd. and Jasman Yee, P. Eng. (the “Bralorne Technical Report”);

(d)	the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2015 and 2014, together with the auditor’s reports thereon and notes thereto;

(e)	the management’s discussion and analysis for the year ended December 31, 2015 (the “Annual MD&A”);

(f)	the unaudited condensed consolidated interim financial statements of the Corporation for the nine months ended September 30, 2016, comparative to September 30, 2015, together with the notes thereto;

(g)	the management’s discussion and analysis for the nine months ended September 30, 2016 (the “Interim MD&A”); and

(h)	the management information circular of the Corporation dated April 20, 2016 prepared in connection with the annual general meeting of shareholders of the Corporation held on May 27, 2016.

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In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

A reference herein to this Prospectus Supplement also means any and all documents incorporated by reference in this Prospectus Supplement. Any document of the type referred to above (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus Supplement.

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated byreference herein or therein shall be deemed to be modified or superseded for thepurposes of this Prospectus Supplement, to the extent that a statementcontained herein or in any other subsequently filed document which alsois or is deemed to be incorporated by reference herein or therein modifies orsupersedes such statement. Any statement so modified or superseded shallnot constitute a part of this Prospectus Supplement, except as somodified or superseded. The modifying or superseding statement need notstate that it has modified or superseded a prior statement or includeany other information set forth in the document that it modifies orsupersedes. The making of such a modifying or superseding statementshall not be deemed an admission for any purposes that the modified orsuperseded statement, when made, constituted a misrepresentation, anuntrue statement of a material fact or an omission to state a materialfact that is required to be stated or that is necessary to make astatement not misleading in light of the circumstances in which it wasmade.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Avino at Suite 900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, telephone: (604) 682-3207, and are also available electronically at www.sedar.com and www.sec.gov.

MARKETING MATERIALS

Any marketing materials are not part of this Prospectus Supplement to the extent the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed with the securities commission or similar authority in each of the provinces of Canada, other than Quebec, in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of distribution of the securities under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference in this Prospectus Supplement.

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DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and in the accompanying Prospectus under “Documents Incorporated by Reference”, the Underwriting Agreement described in this Prospectus Supplement and the consents of legal counsel, Manning Elliott LLP, and the experts referred to and listed under “Interests of Experts” in this Prospectus Supplement will be filed with the SEC and will form part of the Registration Statement of which this Prospectus Supplement forms a part.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Corporation, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Securities. For a more complete understanding of the Corporation and this Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

THE OFFERING

Offered Securities	6,370,000 Units at US$1.57 per Unit for aggregate gross proceeds of US$10,000,900, plus any Additional Securities sold pursuant to the Over-Allotment Option.

Manner of offering

Sales of Offered Securities under this Prospectus Supplement and the accompanying Prospectus will be sold in Canada and the United States of America as a bought deal offering. See “Plan of Distribution”.

Use of proceeds

The principal business objectives that the Corporation expects to accomplish using the net proceeds from the Offering, together with the Corporation’s current cash resources, are to advance the exploration and development of the Corporation’s Avino Mine the exploration and development of the Corporation’s Bralorne Mine Property, and for general working capital. See “Use of Proceeds”.

Risk factors

See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the AIF, Annual MD&A, and Interim MD&A which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and consider before investing in the Offered Securities.

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Tax considerations

Purchasing Offered Securities may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain Canadian Federal Income Tax Considerations” or “Certain United States Federal Income Tax Considerations” in this Prospectus Supplement.

Listing symbol	The Common Shares are listed for trading on the TSXV and NYSE-MKT under the symbol “ASM”. The Corporation has applied to list the Warrants for trading on the TSXV, but not the NYSE-MKT.

OUR BUSINESS

Avino is a British Columbia mining corporation engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico and Canada. Its principal mineral properties are the Avino Property, in Mexico, comprising the Avino Mine and San Gonzalo Mine, and the Bralorne Mine Property, in British Columbia, Canada.

Further information regarding the business of the Corporation, its operations and its material properties can be found in the AIF, the Avino Technical Report, the Bralorne Technical Report, and the other materials incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. See “Documents Incorporated by Reference”.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capitalization of the Corporation on a consolidated basis since November 10, 2016.

USE OF PROCEEDS

The net proceeds of the Offering to be received by the Corporation, after payment of the Underwriting Fee (US$700,063), and the other expenses of the Offering (estimated to be US$300,000), are estimated to be approximately US$9,000,837 if the Over-Allotment Option is not exercised, and approximately US$10,395,962, if the Over-Allotment Option is exercised in full. The Corporation intends to apply US$6,800,000 of these funds to advance the exploration and development of the Avino Mine in Mexico, including $6,000,000 in capital expenditures and US$800,000 in exploration work, and US$2,000,000 for the further exploration and development of the Bralorne Mine Property in British Columbia, as well as US$200,837 will be added to working capital.

Although the Corporation intends to expend the net proceeds from the Offering as set forth above, the Corporation’s actual use of the net proceeds may vary depending on the Corporation’s operating and capital needs from time to time and, as such, there may be circumstances where, for sound business reasons, a reallocation of the use of proceeds is necessary. Any such reallocations will be determined at the discretion of the Corporation’s management and there can be no assurance as of the date of this Prospectus Supplement as to how those funds may be reallocated.

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As at December 31, 2015, Avino had negative operating cash flow for the fiscal year. The Corporation has a history of negative operating cash flow. However, for the fiscal year ended December 31, 2015 and for the nine months ended September 30, 2016, the Corporation had net income of $483,424 and $774,658, respectively. The mineral exploration, development and mining activities in which the Corporation is engaged involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate. There is no certainty that the Corporation will operate profitably or generate positive operating cashflow, or provide a return on investment in the future. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Offered Securities will be offered in the United States and in all provinces of Canada, except Quebec, pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada.

Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell and the Underwriters have agreed to purchase as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 6,370,000 Units at the Offering Price of US$1.57 per Unit, payable in cash to the Corporation against delivery of the Units on the Closing Date. In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriting Fee equal to 7.0% of the gross proceeds of the Offering (US$0.1099 per Offered Security, for an aggregate fee payable by the Corporation of US$700,063, exclusive of the Over-Allotment Option). The Offering Price was determined by arm’s length negotiation between the Corporation and the lead underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

Pursuant to the Underwriting Agreement, the Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from the Closing Date, enabling them to purchase up to 955,500 Additional Units at the Offering Price solely to cover over-allotments, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of the Offered Securities thereunder. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Additional Units at the Offering Price; or (ii) Additional Unit Shares at a price of US$1.377 per Additional Unit Share; or (iii) Additional Warrants at a price of US$0.386 per Additional Warrant; or (iv) any combination of Additional Unit Shares and/or Additional Warrants so long as the aggregate number of Additional Unit Shares and Additional Warrants that may be issued under the Over-Allotment Option does not exceed 955,500 Additional Unit Shares and 477,750 Additional Warrants. This Prospectus Supplement qualifies for distribution the Offered Securities as well as the grant of the Over-Allotment Option and the distribution of the Additional Securities pursuant to the exercise of the Over-Allotment Option.

A purchaser who acquires Additional Securities forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement also qualifies the distribution of the Warrants and the Common Shares issuable under the Warrants to United States’ holders of the Warrants.

Cantor Fitzgerald Canada Corporation may sell the Offered Securities in the United States through its U.S. affiliate, Cantor Fitzgerald & Co. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, Euro Pacific Capital, Inc. and Roth Capital Partners, LLC, which are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell the Offered Securities in the United States, and will not, directly or indirectly, solicit offers to purchase or sell the Offered Securities in Canada. Subject to applicable laws, the Underwriters may offer the Offered Securities outside of Canada and the United States.

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The Warrants will be created and issued pursuant to the terms of a warrant indenture (the “Warrant Agreement”) dated the Closing Date to be entered into between the Corporation and Computershare Trust Company of Canada as warrant agent thereunder (the “Warrant Agent”). Each warrant will entitle the holder thereof to purchase one (1) Common Share at a price of US$2.00 at any time prior to 5:00 pm (Vancouver time) on the date that is 36 months after the Closing Date, after which time the Warrants will expire and be void and of no value. The Warrant Agreement will contain provisions designed to protect the holders of the Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. This may affect the price of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. The Corporation has applied to the TSXV to conditionally list the Warrants on the TSXV, subject to the fulfilment of the TSXV’s listing requirements. The Corporation does not intend to list the Warrants on the NYSE-MKT, or any other recognized securities exchange. See “Risk Factors” herein.

In addition, the Warrant holders are entitled to a “cashless exercise” option if, at any time of issuance, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of Warrant Shares under the U.S. Securities Act. This option entitles the Warrant holders to elect to receive fewer Warrant Shares without paying the cash exercise price. The number of Warrant Shares to be issued would be determined by a formula based on a total number of Common Shares with respect to which the Warrant is being exercised, the daily volume weighed average price for our Common Shares on the trading day immediately prior to the date of exercise and the applicable exercise price of the Warrants.

The Corporation has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities. In addition, the Corporation has agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering, in an amount not to exceed US$150,000.

Avino has been advised by the Underwriters that in connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of our Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Units initially at the Offering Price. After a reasonable effort has been made to sell all of the Units at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Units remaining unsold. Any such reduction will not affect the proceeds received by the Corporation.

The obligations of the Underwriters pursuant to the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement, including standard “litigation out”, “financial out” “disaster out”, “material adverse effect out” and “market out” rights of termination. The Underwriters are obligated to take up and pay for all of the Units offered by this Prospectus Supplement (not including any Additional Units under the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions.

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Pursuant to the Underwriting Agreement, and without the written consent of the Underwriters, the Corporation has agreed that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Corporation for a period of 90 days from the Closing Date, other than: (i) the issuance of the Common Shares and any Common Shares upon exercise of the Warrants; (ii) pursuant to the grant of options in the normal course pursuant to the Corporation’s incentive stock option plan or issuance of securities pursuant to the exercise of options outstanding as of the date of the Underwriting Agreement; (iii) an issuance of options or securities in connection with a bona fide acquisition by the Corporation (other than a direct or indirect acquisition, whether by way of one or more transactions, or an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of these provisions).

As a condition precedent to the Underwriters’ obligation to close the Offering, subject to customary exemptions permitting dispositions to trusts for the direct or indirect benefit of the director or officer and/or the immediate family of such person, tenders to a take-over bid or acquisition transaction and pursuant to any existing stock option plan, all directors and senior officers of the Corporation shall be required to execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, pledge (other than as disclosed to the Underwriters in writing), assign, or otherwise dispose of any securities of the Corporation owned, directly or indirectly by such directors or officers, until 90 days following the Closing Date, without the prior written consent of the Underwriters.

Subscriptions for the Offered Securities will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about November 28, 2016. Except with respect to U.S. purchasers of the Offered Securities, it is anticipated that the Units will be issued in “book-entry only” form and represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS or its nominee or, with respect to the Common Shares only, DTC, as directed by the Underwriters, and will be deposited with CDS or DTC, as the case may be. U.S. purchasers of the Offered Securities will be issued certificates representing the Warrants. Except in limited circumstances, no beneficial holder of Common Shares or Warrants will receive definitive certificates representing their interest in the Offered Securities. Beneficial holders of the Offered Securities will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS or DTC participant, and from or through whom a beneficial interest in the Offered Securities is acquired. If any Offered Securities are not able to be issued in “book-entry only” form through CDS or DTC in advance of the Closing Date for any reason, then those investors or other designated holders will receive definitive certificates representing their interests in the Offered Securities.

This Prospectus Supplement and the Prospectus may be made available in electronic format on the websites maintained by the Underwriters or their respective U.S. of Canadian affiliates participating in the Offering. The Underwriters may agree to allocate a number of the Offered Securities to their respective U.S. or Canadian affiliates for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriter and its U.S. or Canadian affiliate that may make Internet distributions on the same basis as other allocations. Other than the Prospectus Supplement and Prospectus in electronic format, the information on these websites is not part of this Prospectus Supplement or the Registration Statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Corporation or the Underwriters in their capacity as underwriter, and should not be relied upon by investors.

Certain of the Underwriters and their affiliates have provided in the past to the Corporation and its affiliates and may provide from time to time in the future various investment banking, commercial banking, financial advisory and other financial services for the Corporation and its affiliates, for which services they have received, and may continue to receive in the future, customary fees and commissions. To the extent required by Regulation M, the Underwriters will not engage in any market making activities involving the Common Shares, while the Offering is ongoing under this Prospectus Supplement. However, from time to time, the Underwriters and their respective U.S. or Canadian affiliates may have effected transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Corporation’s equity securities, and may do so in the future.

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The Corporation has applied to the TSXV to conditionally approve the listing of the Common Shares and Warrants offered by this Prospectus Supplement, as well as any Common Shares issuable upon exercise of the Warrants. Listing is subject to us fulfilling all of the requirements of the TSXV, which cannot be assured. The Corporation has also applied to the NYSE-MKT for the listing of the Common Shares offered hereunder, as well as the Common Shares issuable upon exercise of the Warrants.

DESCRIPTION OF SECURITIES DISTRIBUTED

Authorized and Issued Share Capital

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, 45,251,571 Common Shares were issued and outstanding as fully paid and non-assessable shares.

Units

The Offering consists of 6,370,000 Units of the Corporation. Each Unit consists of one (1) Common Share and one-half (1/2) of a transferable Warrant. The Units will be issued at the Offering Price.

Unit Shares and Warrant Shares

Each holder of Common Shares is entitled to one vote for each share on all matters submitted to a vote of the shareholders, except matters that relate only to one or more of the series of preferred share, and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the common shares entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Shares are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of Common Shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding preferred shares.

Holders of Common Shares have no pre-emptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common share. All outstanding common shares are, and the common shares offered by us in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred share which we may designate in the future.

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Articles - Anti-Takeover Provisions

Issuance of Shares

Our Articles authorizes us to issue an unlimited number of common shares. Shareholder approval is not necessary to issue our common shares. Issuance of these common shares could have the effect of making it more difficult and more expensive for a person or group to acquire control of us, and could effectively be used as an anti-takeover device.

In addition, the Articles permit the board of directors to: (1) create one or more classes or series of shares, or if none of the shares of a class or series of shares are issued, eliminate that class or series of shares, (2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue, (3) subdivide all or any unissued or fully paid issued shares by way of a stock dividend, (4) change any of its unissued or fully paid issued shares without par value into shares with par value, (5) alter the identifying names of any of its shares, or (6) otherwise alter its shares or authorized share capital when required or permitted to do so by the British Columbia Business Corporations Act (the “BCBCA”). Any of these powers could be used to make it more difficult for a third party to acquire the company, or to discourage a third party from acquiring the Company.

Size of Board of Directors and Removal of Directors

Our Articles provide that:

•	The number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors; and

•	Vacancies on our board of directors, however the vacancy occurs, may be filled by a majority of directors then in office, even though less than a quorum.

As permitted under the BCBCA and the Articles, the board of directors may also be enlarged by the appointment of additional directors only by the then current board of directors, and is limited to up to one-third of the number of directors previously elected or appointed by the shareholders.

The limitations on the removal and appointment of directors and the filling of casual vacancies, could have the effect of making it more difficult for a third party to acquire the Company, or of discouraging a third party from acquiring the company.

Calling of Special Meetings of Shareholders

Our Articles provide that special shareholder meetings for any purpose may generally only be called by our board of directors. However, the BCBCA does contain provisions for shareholders holding at least 5% of the total issued and outstanding shares to requisition shareholder meetings. Upon receiving a shareholder requisition stating in 1,000 words or less the business to be transacted, the directors must send notice of a general meeting to be held within four months from the date the requisition was received to transact the business stated in the requisition. If the directors do not send the notice of meeting within 21 days after the date the requisition was received, then the requisitioning shareholders may send notice of the general meeting to be held to transact the business stated in the requisition. These provisions could have the effect of delaying or discouraging stockholder actions that are favored by a majority of our outstanding voting stock.

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Advance Notice Requirements for Director Nominations

Our Articles establish an advance notice procedure for shareholder proposed nominations of candidates for election to the board of directors. Shareholders at an annual meeting may only consider nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the shareholder’s intention to nominate any person before the meeting. These provisions could have the effect of delaying until the next shareholder meeting shareholder actions that are favored by the holders of a majority of our outstanding voting stock.

Warrants

The holders of each whole Warrant comprising a portion of a Unit will be entitled to acquire one (1) additional Common Share at an exercise price of US$2.00 per Common Share until 5:00 pm (Vancouver local time) on the date which is 36 months from the Closing Date.

The Warrants will have provisions for the appropriate adjustment in the class, number, and price of shares issuable under such Warrants upon the occurrence of certain stated events, including any subdivision, consolidation, or reclassification of the Common Shares of the Corporation, the payment of stock dividends, or the amalgamation or other business combination of the Corporation.

Warrant Indenture

The Warrants will be created and issued pursuant to, and governed by, the terms of the warrant indenture (the “Warrant Indenture”) between the Corporation and Computershare Trust Company of Canada (the “Warrant Agent”), to be entered into and dated as of the Closing Date of the Offering. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants, which we will file on SEDAR under our profile at www.sedar.com and with the SEC on a Form 6-K following the closing of this Offering. We have appointed the principal transfer offices of the Warrant Agent in Vancouver, British Columbia as the location at which Warrants may be surrendered for exercise or transfer.

Each Warrant will entitle the holder to purchase one Warrant Share at a price of US$2.00. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Vancouver time) on the first business day which is at least 36 months after the closing of the Offering after which time the Warrants will expire and become null and void. Under the Warrant Indenture and subject to applicable laws, the Corporation will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants will be payable in United States dollars.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

i.	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of director, officer or employee stock options or restricted share rights granted under the Corporation’s equity compensation plans);

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ii.	the subdivision, redivision or change of the Common Shares into a greater number of shares;

iii.	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

iv.	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

v.	the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications or redesignations of the Common Shares; (2) consolidations, amalgamations, take-over bids, compulsory acquisitions, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, take-over bids, compulsory acquisitions, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); (3) a change, exchange or conversion of the Common Shares into or for other shares or securities or property; or (4) the transfer (other than to one of the Corporation’s subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

The Warrant Indenture will also permit, in certain circumstances, Warrant holders to participate in a rights offering or participate in a special distribution to the same extent that such Warrant holder would have participated therein if the Warrant holder had held the number of Warrant Shares acquirable upon complete exercise of the Warrant holder’s Warrants then held.

No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Warrant Shares purchasable upon exercise by at least one one hundredth of a Warrant Share.

The Corporation will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

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The Warrant Indenture also provides that the Corporation will use its commercially reasonable efforts to maintain the registration statement or another registration statement relating to the Warrant Shares following the Closing Date (provided, however, that nothing shall prevent the Corporation’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring Corporation, the acquiring Corporation shall assume the Corporation’s obligations under the Warrant Indenture). If there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of Warrant Shares under the U.S. Securities Act, Warrant holders will be entitled to a “cashless exercise” option. This option entitles the Warrant holders to elect to receive fewer Warrant Shares without paying the cash exercise price. The number of Warrant Shares to be issued would be determined by a formula based on the total number of common shares with respect to which the Warrant is being exercised, the daily volume weighted average price for our Common Shares on the trading day immediately prior to the date of exercise and the applicable exercise price of the Warrants.

From time to time, the Corporation and the Warrant Agents, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 ⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

RISK FACTORS

Investing in securities of the Corporation involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Corporation’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus Supplement and the Prospectus (including subsequently filed documents incorporated by reference) and the Corporation’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Common Shares. There are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Corporation. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus Supplement, including information contained in the section entitled “Cautionary Statement Regarding Forward-Looking Information” should be carefully reviewed and considered before a decision to invest in the Common Shares is made. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals should drop significantly, the economic prospects of the Corporation’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Corporation, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

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The Corporation has not entered into any hedging arrangements for any of its metal and mineral production. The Corporation may enter into hedging arrangements in the future.

Current Global Financial Conditions

In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability. These have a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Access to financing for mining companies continues to be negatively impacted by liquidity constraints. These factors may impact the ability of the Corporation to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation’s operations and planned growth could be adversely impacted and the trading price of the securities of the Corporation may be adversely affected.

Inaccuracies in Production and Cost Estimates

The Corporation prepares estimates of future production and future production costs for its operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of mineral resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral resources, such as the need for sequential development of mineralized zones and the processing of new or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

Uncertainty Regarding Resource Estimates

Only mineral resources have been determined for certain of the Corporation’s properties, and no estimate of reserves on any property has been completed. Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than estimated. In making determinations about whether to advance any projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until mineralized zones are actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Corporation cannot assure that:

•	Resource or other mineralization estimates will be accurate; or

•	Mineralization can be mined or processed profitably.

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Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Corporation’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver and gold may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Any material reductions in estimates of mineral resources, or of the Corporation’s ability to extract such mineral resources, could have a material adverse effect on the Corporation’s results of operations or financial condition. The Corporation cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

No Reserves

There are no current estimates of mineral reserves for any of the Corporation’s mines or projects. The Corporation made decisions to enter into production at the Avino Mine, and the San Gonzalo Mine without having completed final feasibility studies. Accordingly, the Corporation did not base its production decisions on any feasibility studies of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Corporation’s mines or the costs of such recovery. As the Corporation’s mines do not have established reserves, the Corporation faces higher risks that anticipated rates of production and production costs will be achieved, and these risks could have a material adverse impact on the Corporation’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve profitable operations.

Sufficiency of Current Capital and Ability to Obtain Financing

The further exploitation, development and exploration of mineral properties in which the Corporation holds interests or which the Corporation acquires may depend upon its ability to obtain equity financing and/or debt financing, to enter into joint ventures or to obtain other means of financing. There is no assurance that the Corporation will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Corporation to obtain financing on favourable terms, or at all.

As at September 30, 2016, the Corporation had approximately $14,908,000 million of cash and cash equivalents and, for the nine month period ended September 30, 2016, the Corporation generated positive cash flow from operating activities. While the Corporation considers that it has sufficient capital to support its current operating requirements based on its current capital resources and expected cash flows from ongoing operations, there is a risk that commodity prices decline or other factors may cause the Corporation to be unable to continue generating sufficient cash flows to sustain operations or to be unable to fund planned capital projects, including expansions and potential acquisitions. In addition, the Corporation may require additional capital if the costs of its capital projects are materially greater than the Corporation’s projections.

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There is no assurance that the Corporation will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may cause the Corporation to postpone acquisitions, expansion, development and exploration plans, or even suspend operations.

Mining and Mineral Exploration Have Substantial Operational Risks

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

•	major or catastrophic equipment failures;

•	mine failures and slope failures;

•	ground fall and cave-ins;

•	deleterious elements materializing in the mined resources;

•	environmental hazards;

•	industrial accidents and explosions;

•	encountering unusual or unexpected geological formations;

•	labour shortages or strikes;

•	civil disobedience and protests; and

•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Corporation’s insurance coverage, in which case the Corporation could incur significant costs that could prevent profitable operations.

Political Risk and Government Regulations

The Corporation’s mining, exploration and development activities are focused in Mexico and Canada, and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Corporation. In order to comply with applicable laws, the Corporation may be required to incur significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Corporation, the extent of which cannot be reasonably predicted. Violations may require compensation of those suffering loss or damage by reason of the Corporation’s mining activities and the Corporation may be fined if convicted of an offence under such legislation.

Mining and exploration activities in Mexico and/or Canada may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Corporation’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for the Corporation to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. The Corporation does not carry political risk insurance.

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Mexican Foreign Investment and Income Tax Laws

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Corporation and its ability to repatriate profits. Under Mexican Income Tax Law, dividends are subject to a withholding tax. Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

During 2013, the Mexico Senate passed tax reform legislation, which took effect on January 1, 2014. The tax reform includes an increase in the corporate tax rate from 28% to 30%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and, the introduction of an extraordinary mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum. These changes may have a material impact on the Corporation’s future earnings and cash flows, and possibly on future capital investment decisions.

Factors Beyond the Corporation’s Control

There are a number of factors beyond the Corporation’s control. These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental factors and catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

The Corporation’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Corporation’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Corporation’s operations.

Exploration activities and/or the pursuit of commercial production of the Corporation’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Corporation would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

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The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as rock-falls, fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Corporation may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Corporation may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Corporation has safety programs in place and continues to make further improvements. Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. Despite these programs, the Corporation experienced a fatality at its Avino Mine in June 2014 and two fatalities at the San Gonzalo Mine in March 2016. While these fatalities did not materially affect operations, the Corporation considers health and safety of its workers, and others in the communities in which it operates, to be a top priority. In this regard, the Corporation is continually seeking to minimize the risk of safety incidents. The Corporation also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

Risks Which Cannot Be Insured

The Corporation maintains appropriate insurance for liability and property damage; however, the Corporation may be subject to liability for hazards that cannot be insured against, which if such liabilities arise, could impact profitability and result in a decline in the value of the Corporation’s securities. The Corporation’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Corporation will maintain appropriate insurance for liability and property damage in connection with its business, the Corporation may become subject to liability for hazards that cannot be insured against or which the Corporation may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Risk of Secure Title or Property Interest

There can be no assurance that title to any property interest acquired by the Corporation or any of its subsidiaries is secured. Although the Corporation has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

In the jurisdictions in which the Corporation operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land. The Corporation’s title may be affected by prior unregistered agreements or transfers or native land claims, and title may also be affected by undetected defects.

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Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods. In addition to the risk of losses and disruption of operations, these illegal miners pose a safety and security risk. The Corporation has taken security measures at its sites to address this issue, and ensure the safety and security of its employees and contractors. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Corporation’s ability to meet production goals.

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Corporation’s primary operating mineral properties are the Avino Mine and the San Gonzalo Mine. The San Gonzalo Mine has been in the production stage for more than six years, under the ownership of the Corporation, and has recently generated positive cash flow from operations. The Avino Mine recently commenced production in 2016, and has recently generated positive cash flow from operations. The commercial viability of these mines and the decision to place them into commercial production was not established by a feasibility study.

Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at the Bralorne Mine Property, or any of the Corporation’s other exploration projects, or that its exploration or development projects will be brought into commercial production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in commodity prices, mineral resources, grades, dilution or recovery rates, or other project parameters may affect the economic viability of any project. The Corporation’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	Establish mineral resources through drilling and metallurgical and other testing techniques;

•	Determine metal content and metallurgical recovery processes to extract metal from the ore;

•	Evaluate the economic viability or feasibility; and,

•	Construct, renovate, expand or modify mining and processing facilities.

In addition, if potentially economic mineralization is discovered, it could take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Corporation will successfully acquire additional commercially mineable (or viable) mineral rights.

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Development projects usually have no operating history upon which to base estimates of future cash flow.

Estimates of proven and probable mineral reserves, measured and indicated mineral resources, and inferred mineral resources are, to a large extent, based upon detailed geological and engineering analysis. Further, mineral resources that are not mineral reserves have not demonstrated economic viability. At this time, none of the Corporation’s properties have defined ore-bodies with mineral reserves. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to either measured or indicated mineral resources or to proven or probable mineral reserves as a result of continued definition.

Because mines have limited lives, the Corporation must continually replace and expand its mineral resources as the Corporation’s mines produce metals. The life-of-mine estimates for the Corporation’s mines are estimates which may vary based on underlying assumptions and parameters. The ability of the Corporation to maintain or increase its annual production of metals and the Corporation’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines. It is further impacted by the costs and results of continued exploration and potential development programs.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as diesel, oil, electricity, chemicals and reagents fluctuate and affect the costs of production at the Corporation’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Fluctuation in Foreign Currency Exchange Rates

The Corporation maintains bank accounts in Canadian dollars, U.S. dollars and Mexican pesos. The Corporation earns revenue in U.S. dollars while its costs are incurred in Canadian dollars, U.S. dollars and Mexican pesos. An appreciation in the Mexican peso and/or U.S. dollar against the Canadian dollar will increase operating and capital expenditures as reported in Canadian dollars. A decrease in the U.S. dollar against the Canadian dollar will reduce the Corporation’s revenues as reported in Canadian dollars and will also result in a loss to the Corporation to the extent that the Corporation holds funds in U.S. dollars. Similarly, a decrease in the Mexican peso against the Canadian dollar will result in a loss to the Corporation to the extent that the Corporation holds funds in Mexican pesos. The Corporation has not used hedging instruments in managing its foreign exchange risk, but may do so in the future. Such hedging instruments can also be subject to material gains and losses.

Dependency on Key Personnel

The Corporation’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and may impact the ability to attract and retain such personnel in Canada and Mexico. The Corporation’s growth and viability has depended, and will continue to depend, on the efforts of key management personnel including, but not limited to, David Wolfin, President, Chief Executive Officer and director; Jose Carlos Rodriguez Moreno, Chief Operating Officer; and Malcolm Davidson, Chief Financial Officer. The loss of any key management personnel may have a material adverse effect on the Corporation, its business and its financial position. The Corporation has employment contracts with these employees but does not have key-man life insurance. The Corporation provides these key employees and other employees with long-term incentive compensation, through the form of stock options, grants of restricted share units, and annual bonuses, all of which are designed to provide adequate incentive for them to diligently pursue the business objectives of the Corporation, retain these employees, and align their interests with those of the Corporation’s shareholders.

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Conflicts of Interest of Directors and Officers

Certain of the Corporation’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint ventures, some of which are in the same business as the Corporation. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. The directors and officers of the Corporation are required by law and the Corporation’s Code of Business Conduct & Ethics to act in the best interests of the Corporation. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Corporation may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Corporation to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Corporation. Such conflicting legal obligations may expose the Corporation to liability to others and impair its ability to achieve its business objectives.

Concentration of Customers

The Corporation produces concentrates containing silver and gold. Concentrates are the product of the processing of ore mined by the Corporation at its processing plants. The Corporation sells its concentrates to metals traders and smelters. During the year ended December 31, 2015, two customers accounted for all of the Corporation’s revenues. The Corporation believes that a small number of customers will continue to represent a significant portion of its total revenue. However, the Corporation does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Corporation’s production. There is a risk that the Corporation could be subject to limited smelter availability and capacity, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Corporation’s business, financial condition, operating results and cash flows.

Risks Associated with Transportation of Concentrate

The concentrates produced by the Corporation have significant value and are loaded onto road vehicles for transport to smelters in Mexico or to sea ports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted. The geographic location of the Corporation’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

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Theft of Concentrate

In addition, the Corporation may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Corporation has taken steps to secure its concentrate, whether in storage or in transit. The Corporation has insurance coverage for its inventory while in transit; however, recovery of the full market value may not always be possible. Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Corporation’s financial results.

Acquisition Strategy

As part of Avino’s business strategy, the Corporation has made acquisitions in the past and continues to seek new acquisition opportunities. The opportunities sought by the Corporation include operating mines, and advanced exploration and development opportunities, with a primary focus on silver and/or gold. As a result, the Corporation may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Corporation may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Corporation, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial results. Acquisitions may result in unanticipated costs, diversion of management attention from existing businesses, and the potential loss of the Corporation’s key employees or of those of the acquired business. The Corporation cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Corporation. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Corporation’s results of operations and financial condition. Further, to acquire properties and companies, the Corporation may be required to use available cash, incur debt, issue additional securities or a combination of any of these. This could affect the Corporation’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Corporation. There may be no right or ability for the Corporation’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Corporation, except as required by applicable laws and regulations.

Community Relations and Social License to Operate

The Corporation’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. While the Corporation’s relationships with the communities in which it operates are believed to be strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Corporation’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Corporation believes that it operates in a socially responsible manner, there is no guarantee that the Corporation’s efforts in this respect will mitigate this potential risk.

Volatility of Share Price

Trading prices of Avino’s Common Shares may fluctuate in response to a number of factors, many of which are beyond the control of the Corporation. In addition, the stock market in general, and the market for gold and silver mining companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Corporation’s shares, regardless of operating performance.

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In the past, securities class-action litigation has often been instituted following periods of volatility in the market price of securities. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Shareholder Activism

Shareholder activism is on the rise in North America. Shareholder activism could result in substantial costs and a diversion of management’s attention and resources. Shareholder activism can also taint a Corporation’s reputation, which may have negative effects on the Corporation and all of its stakeholders. There is no guarantee that the Corporation will not be the subject of shareholder activism in future, nor that the Corporation would be successful in defending itself and shareholder interests against shareholder activists.

Substantial Decommissioning and Reclamation Costs

The Corporation reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at September 30, 2016, the Corporation had a provision for $5.64 million on its Statements of Financial Position for the estimated present value of future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment. The present value of these reclamation provisions may be subject to change as a result of management’s estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates. Such changes will be recorded in the accounts of the Corporation as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Corporation’s operations. These costs can be significant and are subject to change. The Corporation cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Corporation is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

The Corporation’s Articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of the other officers or directors for any other loss, damage or expense incurred by the Corporation which happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against the Corporation’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Corporation, though such an action, if successful, might otherwise benefit the Corporation and its shareholders.

Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Corporation or its directors and officers. The Corporation is organized and governed under the laws of under the BCBCA and is headquartered in this jurisdiction. Most of the Corporation’s directors and most officers are residents of Canada, and all of the Corporation’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

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Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options or RSU’s to Employees, Directors, Officers and Consultants

The Corporation has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares, and restricted share units, as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at such prices as allowable under the policies of the TSXV. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As at November 9, 2016, there are outstanding share options exercisable into 2,148,500 Common Shares and RSU’s outstanding for the issuance of a further 790,000 Common Shares which, if exercised and issued, would represent approximately 6.1% of the Corporation’s issued and outstanding shares. If all of these share options and RSU’s are exercised and issued, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Corporation’s shares.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

Depending on the outcome of the Corporation’s exploration programs and mining operations, the Corporation may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that the Corporation is required to issue additional shares or decides to enter into joint arrangements with other parties in order to raise capital through the sale of equity securities, investors’ interests in the Corporation will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Trading of the Corporation’s Shares May Be Restricted by the SEC's “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Shares

The U.S. Securities and Exchange Commission has adopted regulations which generally define “Penny Stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Corporation’s securities are covered by the Penny Stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” (as defined). The Penny Stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a Penny Stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these Penny Stock rules. Consequently, these Penny Stock rules may affect the ability of broker-dealers to trade the Corporation’s securities.

Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Corporation’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexican taxation authorities, and other receivables. The Corporation sells and receives payment upon delivery of its concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Corporation may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Corporation’s future operating results may be materially adversely impacted as a result.

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Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they arise. The Corporation has a planning and budgeting process in place to help determine the funds required to support the Corporation’s normal operating requirements on an ongoing basis and its expansion plans. As at September 30, 2016, the Corporation had net working capital (current assets in excess of current liabilities) of $21,701,958, including approximately $14,908,000 in cash and cash equivalents. The Corporation believes it has sufficient net working capital to meet operating requirements as they arise for at least the next twelve months, but there can be no assurance that a sudden significant decrease in silver prices, or unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Corporation’s sufficiency of cash reserves to meet operating requirements. In addition, a large acquisition or significant change in capital plans could significantly change the cash and working capital required by the Corporation.

Internal Control over Financial Reporting

The Corporation documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). Section 404 of SOX requires an annual assessment by management and an independent assessment by the Corporation’s independent auditors of the effectiveness of the Corporation’s internal control over financial reporting. For the year ended December 31, 2015, the Corporation qualified as an “emerging growth company” under the U.S. Exchange Act and therefore is eligible to forego the requirements for independent assessment of its internal control procedures under Section 404 of SOX. Notwithstanding, the Corporation has undergone an independent assessment of its internal control procedures under Section 404 of SOX for the year ended December 31, 2015 by its independent auditors, but to the extent it retains its “emerging growth company” status, may not do so in future periods.

The Corporation may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Corporation may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Corporation will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Corporation will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may present the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Corporation.

No evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Corporation’s plans for ongoing development of its business and this will require that the Corporation continues to improve its internal controls over financial reporting. Although the Corporation intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Corporation cannot be certain that it will be successful in complying with Section 404 of SOX.

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We have Discretion with Respect to the Use of Proceeds from this Offering.

Management will have broad discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of management regarding the application of these proceeds. At the date of this Prospectus Supplement, we intend to use the net proceeds from this Offering as described under the heading “Use of Proceeds”. However, our needs may change as our business and the industry we address evolve. As a result, the proceeds to be received in this Offering may be used in a manner significantly different from our current expectations. The failure by management to apply these funds effectively could have a material adverse effect on our business.

An Investment in the Offered Securities May Result in the Loss of an Investor’s Entire Investment.

An investment in the Offered Securities of the Corporation is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

There is No Assurance of a Sufficient Liquid Trading Market for the Corporation’s Common Shares in the Future.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation’s Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSXV or the NYSE-MKT for its Common Shares, achieve the listing of its Warrants on the TSXV, or achieve the listing of its securities on any other public stock exchange.

The Corporation has not Paid Dividends and may not pay Dividends in the Foreseeable Future.

Payment of dividends on the Corporation’s Common Shares is within the discretion of the board of directors of the Corporation and will depend upon the Corporation’s future earnings, if any, its capital requirements and financial condition, and other relevant factors. The Corporation anticipates that all available funds will be invested to finance the growth of its business for the foreseeable future.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12 month period prior to the date of this Prospectus Supplement:

Month Issued	Number of Securities	Security	Price per Security
October 2015	1,200	Common Shares (1)	US$	1.1208
	14,200	Common Shares (1)	US$	1.1558
	2,000	Common Shares (1)	US$	1.135
	15,700	Common Shares (1)	US$	1.1572
	5,607	Common Shares (1)	US$	1.1303
	8,900	Common Shares (1)	US$	1.12

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Month Issued	Number of Securities	Security	Price per Security
December 2015	6,000	Common Shares (2)		$1.02
	435,000	Common Shares (2)		$1.02
	100,000	Common Shares (2)		$1.02

January 2016	10,000	Common Shares (2)		$1.02
	25,000	Common Shares (2)		$1.02
	100,000	Common Shares (2)		$1.02
	50,000	Common Shares (2)		$1.02

February 2016	16,900	Common Shares (1)	US$	0.8923
	20,500	Common Shares (1)	US$	0.9325
	2,850	Common Shares (1)	US$	0.9415
	24,700	Common Shares (1)	US$	1.025
	12,575	Common Shares (1)	US$	0.9529
	42,743	Common Shares (1)	US$	1.0337
	13,000	Common Shares (1)	US$	1.0631
	14,320	Common Shares (1)	US$	1.0184
	28,900	Common Shares (1)	US$	1.0364
	22,510	Common Shares (1)	US$	1.0767

March 2016	800,000	Common Shares (3)	US$	1.00
	7,700	Common Shares (1)	US$	1.10
	1,000	Common Shares (1)	US$	1.10
	1,700	Common Shares (1)	US$	1.10

April 2016	195,112	Common Shares (1)	US$	1.209
	147,104	Common Shares (1)	US$	1.2458
	23,727	Common Shares (1)	US$	1.2429
	73,432	Common Shares (1)	US$	1.1966
	48,296	Common Shares (1)	US$	1.2273
	281,128	Common Shares (1)	US$	1.3041
	5,000	Common Shares (1)	US$	1.3928
	47,480	Common Shares (1)	US$	1.3974
	46,300	Common Shares (1)	US$	1.4426
	333,217	Common Shares (1)	US$	1.444
	185,420	Common Shares (1)	US$	1.4959

May 2016	45,800	Common Shares (1)	US$	1.5096
	7,200	Common Shares (1)	US$	1.4035
	3,500	Common Shares (1)	US$	1.354
	534,453	Common Shares (1)	US$	1.2106
	25,500	Common Shares (1)	US$	1.3329
	606,768	Common Shares (1)	US$	1.5607
	250,000	Common Shares (1)	US$	1.4103
	47,700	Common Shares (1)	US$	1.56
	42,400	Common Shares (1)	US$	1.4367
	550,000	Common Shares (1)	US$	1.344

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Month Issued	Number of Securities	Security	Price per Security
June 2016	5,000	Common Shares (2)		$1.02
	166,063	Common Shares (1)	US$	2.3257
	110,792	Common Shares (1)	US$	2.4138
	18,074	Common Shares (1)	US$	2.4123
	25,000	Common Shares (2)		$1.90
	52,862	Common Shares (1)	US$	2.3831
	10,000	Common Shares (2)		$1.60
	1,200	Common Shares (1)	US$	2.325
	250,000	Common Shares (1)	US$	2.2001
	75,000	Common Shares (2)		$1.02
	107,629	Common Shares (1)	US$	2.3453
	10,000	Common Shares (2)		$1.02
	136,700	Common Shares (1)	US$	2.4043
	5,000	Common Shares (2)		$1.62
	5,000	Common Shares (2)		$1.90

July 2016	151,402	Common Shares (1)	US$	2.6305
	169,500	Common Shares (1)	US$	2.7018
	169,370	Common Shares (1)	US$	2.825
	7,100	Common Shares (1)	US$	2.85
	10,000	Common Shares (2)		$1.62
	25,000	Common Shares (2)		$1.90
	152,957	Common Shares (1)	US$	2.8211
	5,000	Common Shares (2)		$1.60
	206,138	Common Shares (1)	US$	2.9269
	1,092	Common Shares (1)	US$	2.90
	134,010	Common Shares (1)	US$	2.90
	58,250	Common Shares (1)	US$	2.9623
	5,000	Common Shares (2)		$1.90
	64,276	Common Shares (1)	US$	3.0294
	45,244	Common Shares (1)	US$	2.5805
	66,500	Common Shares (1)	US$	2.5505
	40,535	Common Shares (1)	US$	2.619
	50,000	Common Shares (1)	US$	2.7274
	75,915	Common Shares (1)	US$	2.7168

August 2016	9,500	Common Shares (1)	US$	2,7676
	37,060	Common Shares (1)	US$	2,7507
	29,900	Common Shares (1)	US$	2.6728
	8,381	Common Shares (1)	US$	2.6912
	10,000	Common Shares (4)		$3.48

September 2016	490,000	Common Shares (2)		$1.02
	32,500	Common Shares (2)		$1.60
	36,500	Common Shares (2)		$1.62
	2,500	Common Shares (2)		$1.90
	47,677	Common Shares (1)	US$	2.4514
	2,100	Common Shares (1)	US$	2.4581
	400	Common Shares (2)		$1.60
	20,000	Common Shares (2)		$1.90
	25,000	Common Shares (2)		$1.02
	8,600	Common Shares (1)	US$	2.3517
	31,800	Common Shares (1)	US$	2.3869
	40,000	Common Shares (2)		$1.02

October 2016	2,100	Common Shares (2)		$1.60
	10,000	Common Shares (2)		$1.62

(1)       Issued pursuant to the ATM Offering.

(2)       Issued pursuant to exercise of stock options.

(3)       Issued pursuant to U.S. brokered offering.

(4)       Issued pursuant to the acquisition of mineral claims

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Warrants

The following table summarizes details of the warrants granted by the Corporation during the 12 month period prior to the date of this Prospectus Supplement:

Month Grant	Number of Securities	Security	Exercise Price per Security ($)
March	40,000	Agent Warrants (1)	US$1.00

(1)       Warrants granted pursuant to US brokered offering.

Stock Options

The following table summarizes details of the stock options granted by the Corporation during the 12 month period prior to the date of this Prospectus Supplement:

Month Grant	Number of Securities	Security	Exercise Price per Security ($)
September	802,500	Stock Options (1)	$2.95

(1)       Options granted pursuant to the Corporation’s Stock Option Plan.

Restricted Share Units (“RSUs”)

The following table summarizes details of the RSUs granted by the Corporation during the 12 month period prior to the date of this Prospectus Supplement:

Month Grant	Number of Securities	Security	Exercise Price per Security ($)
September	790,000	RSU(1)	N/A

(1)       RSU granted pursuant to the Corporation’s Restricted Share Unit Plan.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the NYSE-MKT and on the TSXV under the symbol “ASM”. The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE MKT and in Canadian Dollars on the TSXV for the past full six (6) months and through November 18, 2016 and for each quarter for the past fiscal year.

	NYSE-MKT		TSXV
	(United States Dollars)		(Canadian Dollars)
Last Six Months	High	Low	High	Low
Through November 18, 2016	2.59	1.80	3.45	2.44
October, 2016	2.05	1.74	2.73	2.30
September, 2016	2.50	1.91	3.21	2.53
August 2016	2.87	2.02	3.70	2.65
July 2016	3.14	2.37	4.05	3.15
June 2016	2.60	1.37	3.29	1.80
May 2016	1.69	1.19	2.16	1.53

For the Quarter Ended
September 30, 2016	3.14	1.91	4.05	2.53
June 30, 2016	2.60	0.99	3.29	1.30
March 31, 2016	1.19	0.71	1.59	1.03
December 31, 2015	1.19	0.83	1.51	1.15

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ELIGIBILITY FOR INVESTMENT

In the opinion of Salley Bowes Harwardt Law Corp., Canadian counsel to the Corporation, and Stikeman Elliott LLP, Canadian counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada), the regulations thereunder (collectively, the "Tax Act"), and the proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Common Shares, Warrants, and Warrant Shares, as applicable, will be "qualified investments" under the Tax Act at a particular time for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan, and a tax-free savings account ("TFSA") (each, a “Registered Plan") provided that, at such time:

1.	In the case of the Common Shares or the Warrant Shares, such shares are listed on a "designated stock exchange" (which currently includes the TSXV and the NYSE-MKT) as defined in the Tax Act; and

2.	In the case of the Warrants, (i) the Warrants are listed on a “designated stock exchange” (which currently includes the TSXV and NYSE-MKT) as defined in the Tax Act or (ii) the Warrant Shares are listed on a “designated stock exchange” as defined in the Tax Act and the Corporation is not a “connected person” under the Registered Plan.

A “connected person”, in relation to a Registered Plan, is defined in the Tax Act as a person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the Registered Plan, as well as any other person who does not deal at arm's length with that person.

Notwithstanding that the Common Shares, Warrants and Warrant Shares may be "qualified investments" for a Registered Plan, if the Common Shares, Warrants, or Warrant Shares are a "prohibited investment" within the meaning of the Tax Act for a Registered Plan, the holder or annuitant of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Common Shares, Warrants and Warrant Shares will generally not be a prohibited investment for a Registered Plan if the holder or annuitant, as the case may be, (a) deals at arm's length with the Corporation for the purposes of the Tax Act, and (b) does not have a "significant interest" (as defined for purposes of the prohibited investment rules in the Tax Act) in the Corporation. In addition, the Common Shares and Warrant Shares will not be a prohibited investment if such securities are "excluded property" (as defined in the Tax Act for purposes of the prohibited investment rules) for a Registered Plan.

Prospective purchasers who intend to invest through a Registered Plan should consult their own tax advisers with respect to whether Common Shares, Warrants and Warrant Shares would be a prohibited investment having regard to their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Common Shares and Warrants pursuant to the Offering, and Warrant Shares upon exercise of the Warrants, and who, for purposes of the Tax Act and at all relevant times, holds Common Shares, Warrant Shares and Warrants as capital property and deals at arm’s length with the Corporation, the Underwriters and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders.

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This summary is not applicable to a Holder (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to report its Canadian tax results in a currency other than the Canadian currency , or (v) that has entered into or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Common Shares, Warrants or Warrant Shares. Any such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring the Units.

This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and our understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Any particular Holder should consult their own tax advisors with respect to provincial, territorial or foreign tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances. The discussion below is qualified accordingly.

Currency Conversion

In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares, Warrants and Warrant Shares must be converted into Canadian dollars based on the daily noon rate as quoted by the Bank of Canada for the applicable day (or, if such day is after March 1, 2017, the single rate quoted by the Bank of Canada for the applicable day) or such other rate of exchange that is acceptable to the CRA.

Allocation of Cost

Holders will be required to allocate the aggregate cost of a Unit between the Common Share and the Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Corporation intends to allocate as consideration for their issue US$1.377 to each Common Share and US$0.193 to each half Warrant acquired as part of a Unit. The Corporation believes that such allocation is reasonable but such allocation will not be binding on the CRA or a Holder and the Corporation expresses no opinion with respect to such allocation. For purposes of determining the adjusted cost base to a Holder of a Common Share acquired as part of a Unit, the cost of such Common Share will be averaged with the adjusted cost base of all Common Shares of the Corporation held by the Holder as capital property immediately before such acquisition.

S-35

Exercise of Warrants

No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price, if any, paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Corporation held as capital property immediately before the acquisition of the Warrant Share.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not otherwise be considered to hold their Common Shares or Warrant Shares as capital property may be entitled, in certain circumstances, to treat their Common Shares or Warrant Shares as capital property by making an irrevocable election under subsection 39(4) of the Tax Act. Such election will not be available in respect of the Warrants. A Resident Holder should consult its own tax advisor with respect to whether the election is available and advisable in its particular circumstances.

Expiry of Warrants

The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. See discussion below under the heading “Capital Gains and Capital Losses”.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Common Shares or Warrant Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Corporation designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Corporation to designate any dividend as an “eligible dividend”, and the Corporation has made no commitments in this regard.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled (whether because of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act at the rate of 38⅓% on dividends received or deemed to be received on the Common Shares or Warrant Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

S-36

Disposition of Common Shares, Warrants and Warrant Shares

A Resident Holder who disposes, or is deemed to dispose of, a Common Share, a Warrant (other than on the exercise thereof) or a Warrant Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Common Shares, Warrants or Warrant Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses not so deductible in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share or Warrant Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or Warrant Shares, directly or indirectly. Corporations to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders (as defined above) who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Common Shares, Warrants or Warrant Shares in carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

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Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence. Non- Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares, Warrants and Warrant Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, a Warrant or a Warrant Share unless such Common Share, Warrant Share or Warrant, as the case may be, constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.

Provided the Common Shares and Warrant Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSXV and the NYSE-MKT) at the time of disposition, the Common Shares, Warrants, and Warrant Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently:

(i)	(a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Corporation; and

(ii)	More than 50% of the fair market value of the Common Shares or Warrant Shares, as applicable, was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties.

Non-Resident Holders who may hold Common Shares, Warrants or Warrant Shares as taxable Canadian property should consult their own tax advisors.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL CANADIAN TAX CONSIDERATIONS APPLICABLE TO HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF WARRANTS, COMMON SHARES AND WARRANT SHARES. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition of Units pursuant to the Offering and the ownership and disposition of the Common Shares, Warrants and Warrant Shares. This summary applies only to U.S. Holders who acquire Units at their original issuance pursuant to the Offering, and does not apply to any subsequent U.S. Holder of a Common Share, Warrant or Warrant Share.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of Common Shares, Warrants and Warrant Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the ownership, exercise or disposition of Common Shares, Warrants or Warrant Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership, exercise or disposition of Common Shares, Warrants or Warrant Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership, exercise or disposition of Common Shares, Warrants or Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares, Warrants or Warrant Shares that is for U.S. federal income tax purposes:

◆	An individual who is a citizen or resident of the U.S.;

◆	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

◆	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

◆	A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares, Warrants or Warrant Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the ownership, exercise or disposition of Common Shares, Warrants or Warrant Shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the Units pursuant to the Offering and the ownership, exercise or disposition of Common Shares, Warrants or Warrant Shares.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the Units pursuant to the Offering (whether or not any such transactions are undertaken in connection with the purchase of the Units pursuant to the Offering) other than the U.S. federal income tax considerations to U.S. Holders of the acquisition of Offered Securities pursuant to the Offering and the ownership and disposition of the Common Shares, Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the ownership, exercise or disposition of Common Shares, Warrants or Warrant Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of the outstanding stock of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares, Warrants or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the ownership, exercise or disposition of Common Shares, Warrants or Warrant Shares.

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If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the ownership, exercise or disposition of the Common Shares, Warrants or Warrant Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership, exercise or disposition of Common Shares, Warrants or Warrant Shares.

Purchase of Units; Allocation of Purchase Price

There is no authority directly addressing the U.S. federal income tax treatment of the purchase of securities with terms substantially similar to the Units. While not free from doubt, the purchase of each Unit should be treated for U.S. federal income tax purposes as the purchase of an “investment unit” comprised of one Common Share and one Warrant, with the purchase price of the Unit allocated between the Common Share and the Warrant based on the relative fair market values of the Common Share and Warrant at the time of purchase. A U.S. Holder’s initial tax basis in the Common Share and Warrant should therefore equal the portion of the U.S. dollar cost of the Unit allocated thereto. The IRS may take the position that any allocation of the purchase price between a Common Share and a Warrant that we have made will be binding on a U.S. Holder unless the U.S. Holder explicitly discloses in a statement attached to the U.S. Holder’s timely filed U.S. federal income tax return for the taxable year that includes the purchase of the Unit that the U.S. Holder’s allocation of the purchase price is different from our allocation. Any such allocation, however, is not binding on the IRS. U.S. Holders should consult their own tax advisors regarding the characterization of the Units and the allocation of the purchase price for a Unit between the Common Share and the Warrant. The remainder of this summary assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

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Ownership, Disposition and Exercise of Warrants

Exercise of Warrants

A U.S. Holder generally will not recognize gain or loss upon the acquisition of a Warrant Share on the exercise of a Warrant for cash. A U.S. Holder’s initial tax basis in the Warrant Share received on exercise of a Warrant will be equal to the sum of (i) the U.S. Holder’s tax basis in the Warrant, plus (ii) the exercise price paid by the U.S. Holder on the exercise of the Warrant. A U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant will begin on the day after the Warrant is exercised.

Disposition of Warrants

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below (see “Tax Consequences if the Corporation is a PFIC”), upon the sale or other taxable disposition of a Warrant, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the Warrant is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is taxable as a corporation for U.S. federal income tax purposes. Deductions for capital losses are subject to significant limitations under the Code.

Expiration of Warrants Without Exercise

Subject to the PFIC rules discussed below, upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be a long-term capital loss if, at the time of the lapse or expiration, the U.S. Holder’s holding period for the Warrant is more than one year. Deductions for capital losses are subject to significant limitations under the Code.

Adjustments to the Warrants

The Warrant Indenture provides for an adjustment to the number of Warrant Shares for which a Warrant may be exercised or to the exercise price of a Warrant upon certain events. Subject to the PFIC rules discussed below, an adjustment that has the effect of preventing dilution of the interest of the Warrant holders generally will not be taxable to a U.S. Holder. However, an adjustment may be treated as a constructive distribution to a U.S. Holder if and to the extent that such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our assets or earnings and profits. Subject to the PFIC rules discussed below, any such constructive distribution would be taxable under the rules described below under the heading “Distributions on Common Shares”.

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Ownership and Disposition of Common Shares and Warrant Shares

Distributions on Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares or Warrant Shares (which are referred to in the remainder of this summary as “common shares”) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Corporation may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the common shares will constitute a dividend. Dividends received on the common shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Corporation to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the common shares is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is an entity taxable as a corporation for U.S. federal income tax purposes. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in common shares generally will be such U.S. Holder’s U.S. dollar cost for such common shares.

PFIC Status of the Corporation

If the Corporation is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Common Shares and Warrants will be different. The U.S. federal income tax consequences of owning and disposing of common shares and Warrants if the Corporation is or becomes a PFIC are described below under the heading “Tax Consequences if the Corporation is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

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Under certain attribution and indirect ownership rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation's direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares or Warrants. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Corporation’s common shares or Warrants are made.

The Corporation has not made a determination as to whether it will or will not be a PFIC in the current tax year or in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Corporation will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Corporation.

Tax Consequences if the Corporation is a PFIC

If the Corporation is a PFIC for any tax year during which a U.S. Holder holds common shares or Warrants, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares and Warrants. If the Corporation meets the income test or the asset test for any tax year during which a U.S. Holder owns common shares or Warrants, the Corporation will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Corporation meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in the common shares and Warrants or makes a timely and effective QEF Election or, if applicable, Mark-to-Market Election (the QEF Election and Mark-to-Market Election are discussed further below).

Under the default PFIC rules of section 1291 of the Code:

◆	Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events, but not including the exercise of a Warrant) of common shares or Warrants (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the preceding three years) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares or Warrants;

◆	The amount allocated to the current tax year and any year prior to the first year in which the Corporation was a PFIC will be taxed as ordinary income in the current year;

◆	The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

◆	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and

◆	Any loss realized on the disposition of the common shares generally will not be recognized.

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A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Corporation and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to common shares, but a mark-to-market election is not available for Warrants. In light of adverse consequences of PFIC characterization and the uncertainty as to the Corporation’s PFIC status, the Corporation will undertake to provide to any U.S. Holder, upon written request, the information the Corporation determines is necessary for United States income tax reporting purposes for such investor to make a QEF Election. The Corporation may elect to provide such information on its website. U.S. Holders should be aware that there can be no assurance that the Corporationhas satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Corporation has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Corporation is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Corporation’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Corporation. If the Corporation is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of common shares or Warrants by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Corporation and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Corporation setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Corporation was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Corporation and any Subsidiary PFIC.

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A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC because such stock is not marketable, and also may not be made with respect to Warrants. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code, described above, with respect to deemed dispositions of Subsidiary PFIC stock, dispositions of Warrants or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to common shares generally will be required to recognize as ordinary income in each tax year in which the Corporation is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the common shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the common shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its common shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership, exercise or disposition of common shares or Warrants may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares or Warrants, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s common shares or Warrants are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the common shares, and (b) proceeds arising from the sale or other taxable disposition of common shares or Warrants generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 28%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

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The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF WARRANTS AND COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

INTEREST OF EXPERTS

Mr. Garth Kirkham, P. Geo., of Kirkham Geosystems Ltd., and Mr. Jasman Yee, P.Eng. are “qualified persons” as defined by National Instrument 43-101. Mr. Kirkham and Mr. Yee prepared the Bralorne Technical Report dated October 20, 2016, which is referred to herein. Mr. Yee is a director and shareholder of the Corporation, and is therefore not independent. Mr. Yee was responsible for section 13 (Mineral Processing and Metallurgical Testing) and section 17 (Recovery Methods) of the Bralorne Technical Report. Mr. Michael O’Brien, P. Geo. of QG Australia (Pty) Ltd., Mr. Hassan Ghaffari, P. Eng. of Tetra Tech WEI Inc. and Mr. Sabry Abdel Hafez, Ph. D, P. Eng. of Tetra Tech WEI Inc. are also “qualified persons” as defined by National Instrument 43-101, and they prepared the Avino Technical Report dated October 27, 2016, which is referred to herein. Neither of Messrs. Kirkham, O’Brien, Ghaffari, or Hafez is a shareholder of the Corporation as of the date of this Prospectus Supplement.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering on behalf of the Corporation will be passed upon by Salley Bowes Harwardt Law Corp., and certain U.S. legal matters relating to the Offering on behalf of the Corporation will be passed upon by Weintraub Tobin Chediak Coleman Grodin Law Corporation. As at the date hereof, the shareholders and associates of Salley Bowes Harwardt Law Corporation, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation, and the shareholders and associates of Weintraub Tobin Chediak Coleman Grodin Law Corporation, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

Certain Canadian legal matters relating to the Offering on behalf of the Underwriters will be passed upon by Stikeman Elliott LLP, and certain U.S. legal matters relating to the Offering on behalf of the Underwriters will be passed upon by Cooley LLP. As at the date hereof, the partners and associates of each of Stikeman Elliott LLP and Cooley LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

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Except as disclosed above, no partner or associate, as applicable, of the aforementioned companies and limited liability partnerships or persons indicated above are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

The Corporation’s auditors, Manning Elliott LLP, are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Manning Elliott LLP, Chartered Professional Accountants, Vancouver, British Columbia, Canada.

The registrar and transfer agent of the Corporation is Computershare Investor Services Inc., Vancouver, British Columbia, Canada.

ADDITIONAL INFORMATION

The Corporation has filed with the SEC a Registration Statement on Form F-10 relating to the Offered Securities. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to herein are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

You may read any document that the Corporation has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents that the Corporation has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR website at www.sedar.com.

S-49

This short form prospectus has been filed under legislation in each of the provinces of Canada, except for Quebec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and itis an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Avino Silver & Gold Mines Ltd. atSuite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1 (phone: (604) 682-3701), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 18, 2016

AVINO SILVER & GOLD MINES LTD.

US$50,000,000 Common Shares Warrants Subscription Receipts Debt Securities Units

Avino Silver & Gold Mines Ltd. (the “Corporation” or “Avino”) may offer and issue from time to time common shares (the “Common Shares”), warrants (the “Warrants”) to purchase Common Shares or other Securities (as defined below), subscription receipts (“Subscription Receipts”) which entitle the holder to receive upon satisfaction of release conditions and for no additional consideration, Common Shares or Warrants of the Corporation or any combination thereof, debt securities (“Debt Securities”), or units (“Units”) consisting of two or more of the foregoing (all of the foregoing being collectively, the “Securities”), or any combination thereof up to an aggregate initial offering price of US$50,000,000 (or its equivalent in any other currency used to denominate the Securities at the time of the offering) during the 25 month period that this short form base prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any Securities separately, a combination of Securities, or any combination of, among other things, Securities, cash and assumption of liabilities.

Investing in the Securities of the Corporation involves a high degree of risk. You should carefully review the risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such Securities. See “Risk Factors” below.

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This offering is made in the United States by a Canadian issuer that is permitted, under the multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the Corporation. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event the release conditions are not met and any other specific terms, (iv) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Corporation’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Corporation’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the terms of the component Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a United States federal funds rate.

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All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement or Prospectus Supplements with the Securities Exchange Commission (“SEC”). Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares of the Corporation are listed for trading on the TSX Venture Exchange (“TSXV”) and on the NYSE-MKT (“NYSE-MKT”) under the symbol “ASM”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares of the Corporation will not be listed on any securities exchange. On November 9, 2016, the closing price of the Common Shares on TSXV was $3.03 per share and the closing price of the Common Shares on NYSE-MKT was US$2.30 per share. There is currently no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Corporation by Salley Bowes Harwardt Law Corporation, Vancouver, British Columbia, with respect to Canadian legal matters, and Weintraub Tobin Chediak Coleman Grodin Law Corporation, San Francisco, with respect to United States legal matters.

In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Corporation’s head office is located at Suite 900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1 and its registered office is located at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Michael Baybak, being a director of the Corporation, resides outside Canada. Although this person has appointed the Corporation, at Suite 570 - 900 Granville Street, Vancouver, British Columbia, V6C 3P1, as his agent for service of process in Canada, it may not be possible for investors to enforce judgments obtained in Canada against him.

All monetary amounts used herein are stated in Canadian dollars, unless otherwise expressly stated.

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iv

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms “Avino”, the “Corporation”, “we”, “us”, and “our” are used to refer to Avino Silver & Gold Mines Ltd. Capitalized terms used in this short form prospectus that are not otherwise defined shall have the meanings ascribed to such terms in the Corporation’s Form 20-F dated April 7, 2016 (and filed as its Annual Information Form or “AIF”), which is incorporated by reference herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains “forward-looking information” which may include, but is not limited to, the intended use of proceeds of the offering described under “Use of Proceeds” herein, statements with respect to future financial or operating performance of Avino, its subsidiaries and their respective projects, the future price of minerals, the estimation of mineral resources, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, timing and prospects of obtaining required permits, requirements for additional capital, currency exchange rates, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations of such words and phrases), or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved”.

In making the forward-looking statements in this short form prospectus, the Corporation has applied certain factors and assumptions that it believes are reasonable, including that there is no material deterioration in general business and economic conditions; that there are no adverse changes in relevant laws or regulations; that the supply and demand for, deliveries of, and the level and volatility of prices of metals and minerals develop as expected; that the Corporation receives any regulatory and governmental approvals for its projects on a timely basis; that the Corporation is able to obtain financing on reasonable terms; that the Corporation is able to procure equipment and supplies in sufficient quantities and on a timely basis; that engineering and exploration timetables and capital costs for the Corporation’s exploration plans are not incorrectly estimated or affected by unforeseen circumstances and that any environmental and other proceedings or disputes are satisfactorily resolved.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Avino and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed or referred to in the section entitled “Risk Factors” in this short form prospectus and in the AIF of the Corporation incorporated by reference herein. Although Avino has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained or incorporated by reference herein are made as of the date of this short form prospectus or the date of the document incorporated by reference herein based on the opinions and estimates of management at that time. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake to update any forward-looking statements, except as required by applicable securities laws.

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You should rely only on the information contained or incorporated by reference in this short form prospectus. Avino has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Avino is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CAUTIONARY STATEMENT TO U.S. INVESTORS CONCERNING
MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101and CIM standards. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein contain descriptions of the Corporation’s mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Our financial statements incorporated by reference herein are set forth in Canadian Dollars. The following table sets forth the high and low exchange rate for the past six (6) months based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian Dollar = US$1.00). As of November 9, 2016, the exchange rate was CDN$1.3408 for each US$1.00.

Month	High	Low
Through November 9, 2016	1.3412	1.3337
October, 2016	1.3387	1.3110
September 2016	1.3248	1.2843
August, 2016	1.3180	1.2775
July, 2016	1.3225	1.2844
June 2016	1.3091	1.2695
May 2016	1.3155	1.2544

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by referencein this short form prospectus from documents filed with the varioussecurities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 900 - 570 Granville Street, Vancouver, British Columbia V6C 3P1 (phone: (604) 682-3701), and are also available electronically at www.sedar.com. Information contained or featured on the Corporation’s website shall not be deemed to be part of this short form prospectus.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, except for Quebec, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the AIF of the Corporation dated April 7, 2016 for the financial year ended December 31, 2015;

(b)

the technical report dated effective October 27, 2016, entitled “Avino Silver & Gold Mines Ltd. Amended Resource Estimate Update for the Avino Property, Durango, Mexico” by QG Australia (Pty) Ltd. and Tetra Tech WEI Inc. (the “Avino Technical Report”);

(c)	the technical report dated October 20, 2016 entitled “Bralorne Gold Mine, British Columbia Canada” by Kirkham Geosystems Ltd. and Jasman Yee, P. Eng. (the “Bralorne Technical Report”);

(d)	the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2013, 2014 and 2015, together with the auditor’s reports thereon and notes thereto;

(e)	the management’s discussion and analysis for the year ended December 31, 2013, 2014 and 2015;

(f)	the unaudited condensed consolidated interim financial statements of the Corporation for the nine months ended September 30, 2016, comparative to September 30, 2015, together with the notes thereto;

(g)	the management’s discussion and analysis for the nine months ended September 30, 2016;

(h)	the management information circular of the Corporation dated April 20, 2016 prepared in connection with the annual general and special meeting of shareholders of the Corporation held on May 27, 2016.

(i)	the press release dated and filed October 21, 2016 disclosing the Corporation’s updated mineral resources on the Bralorne Mine Property;

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(j)	the press release dated and filed September 26, 2016 disclosing the Corporation’s updated mineral resources on the Avino Property;

(k)	the press release dated and filed September 2, 2016 disclosing the Corporation’s grants of stock options and restricted share units;

(l)	the press release dated and filed June 6, 2016 relating to the Corporation’s declaration of commercial production from its second mine on the Avino Property, the Avino Mine;

(j)	the press release dated and filed August 17, 2015 relating to the closing of the concentrates prepayment agreement with Samsung C&T U.K. Ltd.; and

(k)	the material change report dated and filed July 2, 2014 relating to the acquisition of Bralorne Gold Mines Ltd.

A reference herein to this short form prospectus also means any and all documents incorporated by reference in this short form prospectus. Any document of the type referred to above (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

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Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Corporation’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide prospective investors with different or additional information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Corporation’s auditor, legal counsel and technical report authors; (iii) the powers of attorney from the directors and certain officers of the Corporation; and (iv) the form of indenture for Debt Securities.

THE CORPORATION

The Corporation was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1968, and on August 22, 1969 was amalgamated under the name “Avino Mines & Resources Ltd.”, with an authorized capital of 15,000,000 common shares without par value. On June 6, 1986, the authorized share capital of the Corporation was increased from 15,000,000 to 25,000,000 common shares without par value. By shareholders’ resolutions dated April 12, 1995, the Corporation changed its name to “International Avino Mines Ltd.”, and the authorized share capital was consolidated on a five (5) shares to one (1) share basis and then subsequently increased back to 25,000,000 common shares without par value. On August 29, 1997, the Corporation changed its name to its current name, “Avino Silver & Gold Mines Ltd.” On July 17, 2003, the authorized share capital of the Corporation was increased from 25,000,000 to 100,000,000 common shares without par value. On July 12, 2005, the authorized share capital of the Corporation was increased from 100,000,000 to an unlimited number of common shares without par value.

The head office of the Corporation is located at Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The registered and records offices of the Corporation are located at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

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The Corporation has four subsidiaries (equity ownership indicated in brackets below), namely:

(i)	Compañía Minera Mexicana de Avino S.A. de C.V., a Mexican corporation (effectively 99.67% owned, directly and indirectly), which owns the Avino Property, Mexico, comprising the Avino Mine and the San Gonzalo Mine;

(ii)	Oniva Silver and Gold Mines S.A. de C.V., a Mexican corporation (100%), which handles Avino’s Mexican operations and administration;

(iii)	Promotora Avino, S.A. de C.V., a Mexican holding corporation (79.09%); and

(iv)	Bralorne Gold Mines Ltd., a British Columbia, Canada, corporation (100%), which owns the Bralorne Mine Property, near Gold Bridge, British Columbia.

The following chart sets forth the Corporation’s corporate structure, including all of its subsidiaries, as at the date of this short form prospectus:

BUSINESS OF THE CORPORATION

The Corporation is a natural resource company, primarily engaged in the extracting and processing of gold, silver, and copper and the acquisition and exploration of natural resource properties. The Corporation’s principal business activities have been the exploration for and extracting and processing of silver, gold and copper at a mineral property located in the State of Durango, Mexico (known as the “Avino Property”), located near the town of Durango, comprising the “San Gonzalo Mine” and the “Avino Mine”, both of which are currently in operation. The Corporation also owns indirectly through its British Columbia subsidiary other exploration and evaluation assets in British Columbia (the “Bralorne Mine Property”), a gold exploration property located near Gold Bridge British Columbia, which is currently under development, and nine (9) mineral claims located in the Lillooet Mining Division, British Columbia (the “BRX Property”) which are currently inactive, and fourteen (14) quartz mining leases in the Yukon Territory, Canada (the “Eagle Property”), which are currently inactive.

Further information regarding the business of the Corporation, its operations and its material properties can be found in the AIF, the Avino Technical Report, the Bralorne Technical Report, and the other materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

The Corporation is a reporting issuer in the Provinces of British Columbia and Alberta (and all of the other Provinces of Canada, except for Quebec, upon the issuance of a final receipt for this Prospectus), a foreign private issuer with the SEC and is listed on the TSXV (Tier 1 status) and on the NYSE-MKT under the symbol “ASM”, and is quoted on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

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RECENT DEVELOPMENTS

Avino Property, Mexico

In June 2016, Avino declared commercial production at the main Avino Mine effective April 1, 2016, following an advancement and test period of 19 months. On April 1, 2016, underground mining commenced on upper level 11.5 using the long-hole retreat sub-level caving method. The advancement and test period established that mineral recoveries were at, or above, levels necessary for positive cash flows and profitability, which among other critical factors, were significant in concluding that a production decision could be made. Further, the Corporation's management has carefully considered the following factors and concluded that its objectives have been met:

•	All critical capital components have been acquired and installed to achieve desired mining and processing results;

•	The necessary labor force, including production and development mining contractors, has been secured to mine and process at planned levels of output;

•	The mill has consistently processed at levels above design capacity and budgeted production levels of 1,250 tons per day with consistent recoveries and grades; and

•	The Corporation has entered into a long-term sales agreement with Samsung C&T U.K. Limited (“Samsung”). Further, Samsung has provided Avino with a term facility which has provided capital to facilitate further expansion and development of the Avino Mine.

On June 13, 2016, Avino announced that a newly constructed dedicated power line to the Avino Mine site was energized and tested. The line is now fully functional at the design capacity of 5 megawatts (“MW”). Current power consumption at the mine is approximately 2MW, leaving sufficient additional power for near-term expansion projects that are currently being planned, such as the Oxide Tailings Heap Leach/Merril-Crowe Precipitation Project (which would require 1 MW), and a possible expansion of the processing plant, which would require a further 1 MW. Additionally, the existing power line will be left in place to service local communities and provide backup power for the Avino Mine.

On June 29, 2016, Avino announced that the concentrates prepayment agreement with Samsung had been extended one further year from July 2017 to July 2018. Pursuant to an amending agreement (the "Amendment"), Avino will sell silver concentrates from the Avino Mine on an exclusive basis to Samsung until July 2018. Samsung has previously advanced to Avino the sum of US$10 million as prepayment of such concentrates (the “Facility”), and the Facility will be repaid with interest using Avino's future shipments of concentrates. Avino has made an initial payment of US$666,666 in June 2016, and Avino will repay the balance with interest by 14 additional monthly instalments commencing June 2017 and ending July 2018. Other material terms of the Facility remain unchanged. The Corporation has entered into the extension of the concentrate sales agreement and revised repayment arrangement to establish a long-term contract for the sale of the Corporation’s silver concentrates, and to provide capital to Avino to further advance and expand the Corporation’s proposed projects at the Avino Mine over the next 12 months.

On August 10, 2016, Avino announced that, following receipt of all necessary permits, construction of a new tailings storage facility (“TSF”) at the Avino Mine had commenced. The new TSF is being constructed by Desarrollos ROD, S.A. de C.V., who is recognized as one of the premier contractors in Mexico for tailings related projects. The new TSF will cover 21 hectares and will be able to store 7.5 million tons of wet tailings. The TSF will be built in 4 stages; the first 2 stages, which are expected to take approximately 6 months to complete, have an estimated cost of US$2.2 million and will provide enough capacity for 6 years of operations. Stages 3 and 4, which can be built at any time in the future, will cost US$624,000 (based on 2016 estimated costs) and would provide enough storage for an additional 8 years of operations. Environmental permits are valid for 14 years of operations and an additional 11 years post production. The new TSF is being constructed on land owned by Avino.

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A new TSF is necessary to allow the existing TSF to be decommissioned, which will enable Avino to begin assessing the upper sulphide bench as well as the lower oxide bench in areas that are currently being used to store tailings from our active operations. Avino is working to advance the tailings resource project towards a production decision for an agglomerated heap leach Merrill-Crowe precipitation operation. Once the first 2 stages of the new TSF are complete, Avino will decommission the current TSF, then begin installing wells which will be used to pump out retained water in the dam. This will speed up a sonic drilling program planned for the upper benches, provide samples for the metallurgical program, and increase confidence in the oxide resource located below the sulphide tailings.

Details of the current mineral resource estimates for the Avino Property, and mine production results for the Avino Property are set out in the Avino Technical Report, incorporated by reference herein.

Bralorne Mine Property, British Columbia

In October 2014, Bralorne Gold Mines Ltd. (“BGM”), a British Columbia, Canada, company, was acquired and became a wholly-owned subsidiary of the Corporation. BGM holds the Bralorne Mine Property, near Gold Bridge, British Columbia, which is continuing a trial mining program and diamond drilling. The infrastructure at the Bralorne Mine Property is well developed. A 100 ton per day concentrator mill is in place and was operated from 2011 through 2014, processing 100 ton per day of material. A tailings storage facility has also been constructed and tested with material from the mill, for a combined total of approximately 140,000 tons deposited. The concentrator mill was temporarily shutdown in December 2014. In 2015, underground mining operations were limited to one shift per day from January to April 2015. Operations were temporarily suspended on April 16, 2015. The concentrator mill did not operate in 2015, and no tailings were produced or deposited in 2015. Offices, mine dry, warehouse, and associated facilities are also in place to support the test-scale activities.

Tailings disposal at the Bralorne Mine Property requires pumping from the concentrator mill to the tailings storage facility by a multi-stage pump in the mill. The tailings pipeline crosses Cadwallader Creek on a suspended wire crossing. New anchors for the crossing were engineered and installed in 2015. New cables were also installed at this time. A raise of the dam level for the tailings storage facility was completed in 2015 to increase the capacity.

During 2015, BGM also submitted an interim mine closure and reclamation plan to the applicable British Columbia government ministry and other stakeholders, including the local First Nations. In connection with the submission of the interim closure and reclamation plan, the Corporation recorded an estimate for the Bralorne Mine Property reclamation provision in its consolidated financial statements for the year ended December 31, 2015 in the amount of approximately $4 million, which as an estimate and may be subject to further changes over the course of the reclamation period.

Details of the current mineral resource estimates for the Bralorne Mine Property are set out in the Bralorne Technical Report, incorporated by reference herein.

Corporate Developments

On April 15, 2016, the board of directors of Avino, acting upon the recommendations of the Compensation Committee, implemented a restricted share unit plan (the “RSU Plan”) for the issuance of up to a maximum of 870,560 restricted share units (“RSUs”) to qualifying directors, officers, employees, and consultants, upon certain vesting restrictions to be determined by the board of directors, for any RSUs awarded. The RSU Plan was approved by the shareholders of Avino on May 27, 2016. On September 2, 2016, Avino awarded 790,000 RSUs to 17 designated persons under the RSU Plan, which vest at the rate of one-third annually, until fully vested over three years from the date of the awards, and provided that the designated person is continuously employed with or providing services to Avino.

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By an agreement dated July 7, 2016 between the Corporation and Andrew Kaplan, a financial consultant, and upon the recommendations of the Compensation Committee based on Mr. Kaplan’s past performance and service, the Corporation agreed to pay to Mr. Kaplan $150,000, in the event of a change of control of the Corporation or sale of all or substantially all of the Corporation’s assets to a third party. This change of control payment would be in addition to the monthly consulting fees currently paid by the Corporation to Mr. Kaplan, as the Corporation’s capital markets strategist.

By a letter agreement dated July 8, 2016 between Avino, BGM and Great Thunder Gold Corp. (“Great Thunder”), Bralorne acquired a 100% interest in nine (9) mineral claims located in the Lillooet Mining Division, British Columbia, known as the BRX Property. Under the terms of the agreement, Avino has paid $65,000 and issued to Great Thunder 10,000 common shares of Avino. Great Thunder will retain a 1% net smelter returns royalty on the BRX Property, until a maximum of $250,000 is paid under such royalty. The BRX Property is also subject to a 2.5% net smelter returns royalty reserved to Levon Resources Ltd. (the “Levon Royalty”). Avino and BGM may reduce the Levon Royalty by 60% (or to a 1% net smelter returns royalty), upon payment of US$750,000 at any time prior to ten years after the date of commencement of commercial production of the BRX Property. Avino does not consider the BRX Property to be a material resource property at this time.

ATM Offering

We entered into an at-the-market sales agreement dated December 31, 2013 with Cantor Fitzgerald & Co. (the “ATM Agreement”) for sales in the United States. Under the ATM Agreement, the Corporation is entitled, at its discretion, and from time to time during the term of the ATM Agreement, to sell, through Cantor Fitzgerald & Co., as placement agent, such number of Common Shares of the Corporation having an aggregate gross value not exceeding the number or dollar amount of Common Shares for which the Corporation has filed a prospectus supplement (as defined therein) (the “ATM Offering”). Sales of the Common Shares under the ATM Offering have been made and will be made through “at-the-market distributions’ as defined in National Instrument 44-102, directly on the NYSE-MKT, or any other existing trading market in the United States. The Common Shares will be distributed at market prices or prices related to prevailing market prices from time to time. As a result, the prices of the Common Shares sold under the ATM Offering will vary as between purchasers and during the period of the distribution.

As at the date of this Prospectus, we have sold an aggregate of 7,496,609 Common Shares under the ATM Offering for gross proceeds of US$13,212,491 (see “Prior Sales” below for further details). Pursuant to the ATM Agreement, we have agreed to pay Cantor Fitzgerald & Co. a commission of 3% of the gross process of the sale of any Common Shares sold under the ATM Offering.

Prospectus Offering

The Corporation also issued Common Shares in a brokered public offering in the United States under a separate US$800,000 prospectus supplement filed on March 10, 2016. In connection with this U.S. public offering, the Corporation sold an aggregate of 800,000 Common Shares at an average price of $1.33 (US$1.00) per Common Share for gross proceeds of $1,060,000 (US$800,000). The Corporation paid a 7% cash commission to Noble International Investments, Inc. on the gross proceeds, and issued 40,000 agent’s warrants exercisable at US$1.00 until March 14, 2019.

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CONSOLIDATED CAPITALIZATION

As at November 9, 2016, there were 45,251,571 Common Shares issued and outstanding, and outstanding warrants to purchase an aggregate of 1,073,059 Common Shares at prices of US$2.87 per Common Share until February 25, 2017 (as to 1,033,059 warrants) and US$1.00 per Common Share until March 14, 2019 (as to 40,000 warrants), plus outstanding stock options to purchase another 2,148,500 Common Shares at prices ranging from $1.02 to $2.95 per Common Share, and outstanding RSUs (as defined above under “Recent Developments”) for a further 790,000 Common Shares. There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis as of November 9, 2016.

DESCRIPTION OF EXISTING INDEBTEDNESS AND EARNINGS COVERAGE

The Corporation entered into a concentrates prepayment agreement dated July 8, 2015 with Samsung C&T U.K. Limited (“Samsung UK”), as lender, as amended June 23, 2016, wherein the Corporation pre-sold its silver concentrates until July 31, 2017, and has agreed to sell exclusively to Samsung UK the silver concentrates from its Avino Mine until December 31, 2019. Samsung UK has advanced US$10 million (the “Facility”) to the Corporation, of which US$666,666 was repaid in June 2016, and the balance will be repaid in 14 equal monthly installments of US$666,666, commencing June 2017 until July 2018 inclusive. Interest on the Facility accrues and is paid monthly at 4.75% per annum plus LIBOR (3 month). As at September 30, 2016, the Corporation had US$9,333,334 outstanding under the Facility.

The repayment of the Facility is secured by the Corporation’s pledge of all of its shareholdings in Bralorne Gold Mines Ltd., which owns the Bralorne Mine Property, near Gold Bridge, British Columbia.

The Corporation expects that it will have sufficient cash flow from existing operations and cash on hand to meet its repayment obligations under the Facility, and therefore does not presently intend to repay the amount drawn under Facility using the net proceed from the sale of Securities.

The Corporation also has a master credit facility with Caterpillar Finance for US$5,375,400 in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and the Avino Mine and for continuing exploration activities at the Bralorne Mine Property. As of September 30, 2016, we had US$2,959,583 in available credit remaining under this facility.

The Corporation has also entered into a master credit facility with Sandvik Customer Finance LLC for US$5,000,000. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and the Avino Mine, and for continuing exploration activities at the Bralorne Mine Property. As of September 30, 2016, we had US$3,322,227 in available credit remaining under this facility.

If the Corporation offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities and their interest requirements. The Corporation has sufficient net income for the twelve months ended December 31, 2015 in order to achieve an earnings coverage ratio for its current interest requirements of one-to-one for such period.

DIVIDEND POLICY

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Corporation’s board of directors will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

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USE OF PROCEEDS

As at December 31, 2015, Avino had negative operating cash flow for the fiscal year. Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities, after deducting the commissions and the other expenses of the offering, will be used by Avino for the following anticipated purposes:

•	to fund further development and exploration of the Avino Property in Mexico, and at the Bralorne Mine Property in British Columbia, Canada;

•	to fund mine development at the Avino Mine, San Gonzalo Mine, and the Bralorne Mine Property;

•	to assess potential advanced exploration and development stage mineral properties for acquisition;

•	to fund the potential acquisition of other advanced exploration and development stage mineral properties;

•	to fund continued exploration on the Corporation’s other existing mineral properties and

•	to fund any negative operating cash flow of the Corporation

Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

Funds used for general corporate purposes may be allocated to business development or to pursue other exploration or acquisition opportunities. As at the date of this short form prospectus, the Corporation has not identified any specific exploration or acquisition opportunities.

Pending the use of the proceeds described above, the Corporation may invest all or a portion of the proceeds of the offering in short-term, high quality, interest-bearing corporate, government issued or government guaranteed securities.

The Corporation’s actual use of the net proceeds may vary depending on the Corporation’s operating and capital needs from time to time and, as such, there may be circumstances where, for sound business reasons, a reallocation of the use of proceeds is necessary. Any such reallocations will be determined at the discretion of the Corporation’s management and there can be no assurance as of the date of this short form prospectus as to how those funds may be reallocated.

Business Objectives

The Corporation is primarily focused on the development of its Avino Mine and San Gonzalo Mine. The Corporation's mission is to create shareholder value through profitable organic growth at the Avino Property, and the strategic acquisition and advancement of mineral exploration and mining properties, such as the Bralorne Mine Property. The Corporation is committed to expanding its operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

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In the near term, the Corporation will focus on the following key business objectives:

1.	Maintain and improve the profitability of its mining operations by managing operating costs and achieving production efficiencies;

2.	Advance the Bralorne Mine Property towards commercial production;

3.	Evaluate exploration targets on the Avino Property followed by other properties in its portfolio;

4.	Assess the potential for processing the oxide tailings resource from previous milling operations; and

5.	Identify and evaluate potential advanced exploration and development stage mineral projects for acquisition.

DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry-only (or uncertificated) Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Corporation for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Corporation may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Corporation with respect to any issue of Securities, the Corporation may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities will be held by a designated depositary for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depositary will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

PLAN OF DISTRIBUTION

The Corporation may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSXV, NYSE-MKT or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

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Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in the applicable Prospectus Supplement, the Corporation does not intend to list any of the Securities other than the Common Shares on any securities exchange. Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by the Corporation for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market-making at any time and without notice. No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES DISTRIBUTED

Authorized and Issued Share Capital

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of the date of this short form prospectus, 45,251,571 Common Shares were issued and outstanding as fully paid and non-assessable shares.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Corporation and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Corporation. The holders of the Common Shares, subject to the prior rights, if any, of any other class of shares of the Corporation, are entitled to receive such dividends in any financial year as the board of directors of the Corporation may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Corporation, the remaining property and assets of the Corporation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

General

We may issue warrants to purchase common shares. We may issue the warrants independently or together with any underlying securities, and the warrants may be attached or separate from the underlying securities. We may also issue a series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

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The following description is a summary of selected provisions relating to the warrants that we may issue. The summary is not complete. When warrants are offered in the future, a Prospectus Supplement or any document incorporated by reference will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the warrants as described in a Prospectus Supplement or any document incorporated by reference will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of debt securities in the applicable Prospectus Supplement or document incorporated by reference is subject to and is qualified in its entirety by reference to all the provisions of any specific debt securities document or agreement. The Corporation will file each of these documents, as applicable, with the Canadian securities regulators and the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time the Corporation issue a series of warrants. See “Additional Information” below and “Documents Incorporated by Reference” above for information on how to obtain a copy of a warrant document when it is filed.

When we refer to a series of warrants, we mean all warrants issued as part of the same series under the applicable warrant agreement.

Terms of Warrants

The applicable Prospectus Supplement or document incorporated by reference may describe the terms of any warrants that we may offer, including, but not limited to, the following:

•	the title of the warrants;

•	the total number of warrants;

•	the price or prices at which the warrants will be issued;

•	the price or prices at which the warrants may be exercised;

•	the currency or currencies that investors may use to pay for the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	whether the warrants will be issued in registered form or bearer form;

•	information with respect to book-entry procedures, if any;

•	if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	if applicable, the terms of redemption of the warrants;

•	the identity of the warrant agent, if any;

•	the procedures and conditions relating to the exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

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Warrant Agreement

We may issue the warrants in one or more series under one or more warrant agreements, each to be entered into between us and a bank, trust company, or other financial institution as warrant agent. The Corporation may add, replace, or terminate warrant agents from time to time. We may also choose to act as our own warrant agent or may choose one of our subsidiaries to do so.

The warrant agent under a warrant agreement will act solely as our agent in connection with the warrants issued under that agreement. Any holder of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those warrants in accordance with their terms.

Form, Exchange and Transfer of Warrants

The Corporation may issue the warrants in registered form or bearer form. Warrants issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the warrants represented by the global security. Those investors who own beneficial interests in a global warrant will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, The Corporation may issue warrants in non-global form, i.e., bearer form. If any warrants are issued in non-global form, warrant certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer, or exercise their warrants at the warrant agent’s office or any other office indicated in the applicable Prospectus Supplement or any document incorporated by reference.

Prior to the exercise of their warrants, holders of warrants exercisable for shares of common share will not have any rights of holders of common share and will not be entitled to dividend payments, if any, or voting rights of the common share.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable Prospectus Supplement or any document incorporated by reference. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be redeemed as set forth in the applicable offering material.

Warrants may be exercised as set forth in the applicable offering material. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable offering material, the Corporation will forward, as soon as practicable, the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Subscription Receipts

The Corporation may issue Subscription Receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. A copy of the form of Subscription Receipt Agreement will be filed with Canadian securities regulatory authorities and, if applicable, the Corporation will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Corporation files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of such Subscription Receipts that the Corporation is offering before the issuance of such Subscription Receipts.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement.

The Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and NYSE relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

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General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts the Corporation offers will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•	the designation, number and terms of the Common Shares, Warrants or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration, Common Shares, Warrants, or any combination thereof;

•	the procedures for the issuance and delivery of Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions (e.g. an amount equal to dividends declared on Common Shares by the Corporation to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

•	the identity of the Escrow Agent;

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;

•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;

•	whether the Subscription Receipts will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Subscription Receipts; and

•	any other terms of the Subscription Receipts.

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The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, Holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Anti-Dilution

The Subscription Receipt Agreement will specify that upon the subdivision, consolidation, reclassification or other material change of Common Shares or Warrants underlying the particular Subscription Receipts or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Corporation’s assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares or Warrants to which the holder of a Common Share or identical Warrant would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts whose Subscription Receipts entitle the holders thereof to receive Common Shares. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Corporation, be issued to the Escrow Agent and delivered to holders of Subscription Receipts on exercise thereof. The Subscription Receipt Agreement will also provide that if other actions of the Corporation affect the Common Shares or Warrants, which, in the reasonable opinion of the directors of the Corporation, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, the number of Common Shares or Warrants which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may in their discretion reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

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Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or a consent in writing from such holders. The number of holders of Subscriptions Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

Debt Securities

General

The Corporation may issue debt securities which may or may not be converted into common shares. In no case shall the amount of the debt securities exceed US$10,000,000 in the aggregate. The Corporation may issue the debt securities independently or together with any underlying securities, and warrants may be attached or separate from the underlying securities. The Corporation may also issue a series of debt securities under a separate indenture agreement to be entered into between us and an indenture agent. Such indenture agreement, if any, will not be qualified with the SEC pursuant to an exemption. The indenture agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The following description is a summary of selected provisions relating to the debt securities that the Corporation may issue. The summary is not complete. When debt securities are offered in the future, a Prospectus Supplement or any document incorporated by reference, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the debt securities as described in a Prospectus Supplement or any document incorporated by reference, will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of debt securities in the applicable Prospectus Supplement or document incorporated by reference is subject to and is qualified in its entirety by reference to all the provisions of any specific debt securities document or agreement. The Corporation will file each of these documents, as applicable, with the Canadian securities regulators and the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time the Corporation issue a series of warrants. See “Additional Information” below and “Documents Incorporated by Reference” above for information on how to obtain a copy of a warrant document when it is filed.

When the Corporation refers to a series of debt securities, the Corporation means all debt securities issued as part of the same series under the applicable indenture.

Terms of Debt Securities

The applicable Prospectus Supplement or any document incorporated by reference, may describe the terms of any debt securities that the Corporation may offer, including, but not limited to, the following:

•	the title of the debt securities;

•	the total amount of the debt securities;

•	the amount or amounts of the debt securities that will be issued and the interest rate;

•	the conversion price at which the debt securities may be converted;

•	the date on which the right to exercise the debt securities will commence and the date on which the right will expire;

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•	if applicable, the minimum or maximum amount of debt securities that may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the debt securities are issued and the amount of debt securities issued with each underlying security;

•	if applicable, a discussion of material Canadian and/or United States federal income tax considerations;

•	if applicable, the terms of the payoff of the debt securities;

•	the identity of the indenture agent, if any;

•	the procedures and conditions relating to the exercise of the debt securities; and

•	any other terms of the debt securities, including terms, procedure and limitation relating to the exchange or exercise of the debt securities.

Debt Securities

The Corporation may issue the debt securities in one or more series under one or more agreements, which may include a trust indenture to be entered into between us and a bank, trust company, or other financial institution as indenture agent, if any.

In connection with the issuance of any debt securities, the Corporation does not intend to issue them pursuant to a trust indenture. However, if a trust indenture is requested by a placement agent, underwriter or broker-dealer as a condition of the financing, the Corporation will provide and enter into a trust indenture which will be subject to and governed by the Business Corporations Act (British Columbia). If a trust indenture is entered into, the Corporation does not intend to register the trust indenture under the U.S. Trust Indenture Act of 1939 (“Trust Indenture Act”) pursuant to an exemption. Under Section 304(a)(9) of the Trust Indenture Act, the Trust Indenture Act does not apply to any security which is to be issued under an indenture which limits the aggregate principal amount of securities at any time outstanding thereunder to US$10,000,000. The Corporation does not intend to issue debt securities, if any, pursuant to a trust indenture that will equal or exceed US$10,000,000. If a trust indenture is entered into, the Corporation will file the trust indenture as an exhibit on Form 6-K before making any offer of debt securities.

The indenture agent under an indenture agreement, if any, will act solely as our agent in connection with the debt securities issued under that agreement. Any holder of debt securities may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those debt securities in accordance with their terms.

Form, Exchange and Transfer of Debt Securities

The Corporation may issue the debt securities in registered form or bearer form. Debt securities issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the debt securities represented by the global security. Those investors who own beneficial interests in a global debt securities will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, the Corporation may issue warrants in non-global form, i.e., bearer form. If any debt securities are issued in non-global form, debt securities certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer, or exercise their warrants at the warrant agent’s office or any other office indicated in the applicable Prospectus Supplement or any document incorporated by reference.

Prior to the exercise of their debt securities, holders of debt securities exercisable for shares of debt securities will not have any rights of holders of common share and will not be entitled to dividend payments, if any, or voting rights of the common share.

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Conversion of Debt Securities

A debt security may entitle the holder to purchase, in exchange for the extinguishment of debt, an amount of securities at an exercise price that will be stated in the debt security. Debt securities may be converted at any time up to the close of business on the expiration date set forth in the terms of such debt security. After the close of business on the expiration date, debt securities not exercised will be paid in accordance with their terms.

Debt securities may be converted as set forth in the applicable offering material. Upon receipt of a notice of conversion properly completed and duly executed at the corporate trust office of the indenture agent, if any, or to us, the Corporation will forward, as soon as practicable, the securities purchasable upon such exercise. If less than all of the debt security represented by such security is converted, a new debt security will be issued for the remaining debt security.

Units

The Corporation may issue units composed of any combination of our common share, warrants and debt securities. The Corporation will issue each unit so that the holder of the unit is also the holder of each security included in the unit. As a result, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The following description is a summary of selected provisions relating to units that the Corporation may offer. The summary is not complete. When units are offered in the future, a Prospectus Supplement or any document incorporated by reference, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the units as described in a Prospectus Supplement or any document incorporated by reference, will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of units in the applicable Prospectus Supplement or document incorporated by reference is subject to and is qualified in its entirety by reference to the unit agreement, collateral arrangements and depositary arrangements, if applicable. The Corporation will file each of these documents, as applicable, with the Canadian securities regulators and the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time the Corporation issue a series of units. See “Additional Information” below and “Documents Incorporated by Reference” above for information on how to obtain a copy of a document when it is filed.

The applicable Prospectus Supplement or document incorporated by reference may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer, or exchange of the units or of the securities composing the units;

•	whether the units will be issued in fully registered or global form; and

•	any other terms of the units.

The applicable provisions described in this section, as well as those described under “Common Shares”, “Warrants”, “Subscription Receipts” and “Debt Securities” above, will apply to each unit and to each security included in each unit, respectively.

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RISK FACTORS

An investment in the Securities should be considered highly speculative and investors may incur a loss on their investment. Investors should carefully review and consider all of the information disclosed in this short form prospectus, including the documents incorporated by reference, and in particular, the risk factors set forth in the Corporation’s AIF.

Risks Relating to the Corporation

In addition to the foregoing, the material risk factors which the Corporation has identified in respect of any investment in its Securities include:

The Differences Between Mineral Resources and Mineral Reserves

The Corporation has not established the presence of any proven or probable mineral reserves, as defined by the SEC, at any of our properties, but only have inferred and indicated mineral resource estimates in accordance with NI 43-101 under Canadian disclosure requirements. Mineral resources that are not mineral reserves have no demonstrated economic viability, and there can be no assurance that such mineral resources will ever be mineral reserves. Under Guide 7, the SEC has defined a “reserve” is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Any mineralized material discovered or produced by us should not be considered proven or probable reserves. In order to demonstrate the existence of proven or probable reserves, it would be necessary for us to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. The Corporation has not completed a feasibility study with regard to all or a portion of any of our properties to date. Since the Corporation commenced extracting and processing resources of mineralized material at levels intended by management at the San Gonzalo Mine and the Avino Mine without a feasibility study, there is inherent uncertainty as to whether the mineralized material can be economically produced or if so, for what period of time. The absence of proven or probable reserves makes it more likely that our properties may cease to be profitable and that the money the Corporation spend on exploration and evaluation may never be recovered.

We Have Only Recently Become Profitable And No Assurances Can Be Given We Will Continue To Be Profitable In The Future.

The Corporation began extracting and processing resources at levels intended by management at the San Gonzalo mine during the fourth quarter of 2012. For the years ended December 31, 2015, 2014, and 2013, we earned net income of CDN$483,424, CDN$2,514,169, and CDN$848,212 respectively. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will continue to be profitable in the future.

No Pre-Feasibility Study or Bankable Feasibility Study for Our Mining Operations

The Corporation decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine and the Avino Mine without preparing a pre-feasibility study or bankable feasibility study, which is a more common practice within the mining industry, and therefore may subject us to more business risks. Our decision to begin extracting and processing resources at the San Gonzalo Mine was based on limited prior historical information, bulk sample drilling programs, small pilot plant and bench scale testing. Our decision to begin extracting and processing resources at the Avino Mine was based on results from extraction and mill processing activities during the advancement and test period. Therefore our decisions to begin extracting and processing resources at the San Gonzalo Mine and at the Avino Mine were based on limited information, which may or may not be representative of information regarding the mines had the Corporation otherwise prepared more comprehensive studies. In addition, basing our decisions to begin extracting and processing resources on limited information may make us susceptible to risks including:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to extracting and processing activities at levels intended by management from pilot plant scale;

•	the preliminary nature of mine plans and processing concepts and applying them to full scale extracting and processing activities at levels intended by management;

•	determining operating/capital cost estimates and possible variances associated with constructing, commissioning and operating the mines and the mill facilities based on limited information;

•	that metallurgical flow sheets and recoveries are based on information at the time and may not be representative of future results at the mines; and

•	that the Corporation may underestimate capital and operating costs without a comprehensive bankable feasibility study.

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Exploration and Development

The business of exploration and development for minerals involves a high degree of risk and few properties become producing mines. Unprofitable efforts result not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. There is no assurance that the Corporation’s future exploration and development activities will result in any discoveries of commercial bodies of ore. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Corporation not receiving an adequate return on invested capital.

Market Forces

There is no assurance that, even if commercial quantities of mineral resources are discovered, that these can be sold at a profit. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Permitting

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Corporation, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may become more restrictive, which could materially affect the business of the Corporation or its ability to develop its properties. Before production can commence on any of its mineral properties, the Corporation must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained, or if they are obtained, if they will be granted on a timely basis. The cost of compliance with existing and future governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of the Property.

Permitting of exploration programs in Mexico requires the completion of agreements with the indigenous communities in the vicinity of the project. The timing for the completion of such agreements is unpredictable. The process of obtaining such agreements is also affected by the two-year election cycle for the councils of the indigenous communities.

Mining Operations and Uninsured Risks

Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of mining and exploration is subject to a variety of risks including, but not limited to, fires, power outages, labour disruptions, industrial accidents, flooding, explosions, cave-ins, landslides, environmental hazards, technical failures, and the inability to obtain suitable or adequate machinery, equipment or labour. Such occurrences, against which the Corporation cannot, or may elect not to insure, may delay production, increase production costs or result in liabilities. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position. The economics of developing mineral properties are affected by such factors as the cost of operations, variations in the grade and metallurgy of the ore mined, fluctuations in mineral markets, costs of processing and equipment, transportation costs, government regulations including regulations relating to royalties, allowable production, importing and exporting of mineral product, and environmental protection rules and regulations.

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In June, 2014, a fatal accident happened at the circuit 2 within the Avino mining processing plant which resulted to the death of an employee. In addition, in March 2016, two contractors died due to an accident at the San Gonzalo Mine on the Avino Property. Although, the Corporation believes that the deaths were attributed to such persons failing to comply with the Corporation’s safety procedures, no assurance can be given that further injuries will not occur at the Corporation’s mining properties.

Ineffective Internal Controls over Financial Reporting

As a public company, the Corporation is subject to the reporting requirements of the U.S. Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that the Corporation files annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that the Corporation includes a report of our management on our internal control over financial reporting. The Corporation is also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended December 31, 2015, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were ineffective due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; (iii) insufficient disaster recovery plans; and, (iv) limited staff resources resulting in the possibility that from time to time the Corporation may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise. To remediate such weaknesses, the Corporation plans to implement the following changes: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; (iii) implement a disaster recovery plan; and (iv) hire additional financial reporting personnel and engage external technical accounting and tax advisors and experts. If the Corporation cannot effectively and efficiently improve our controls and procedures, the Corporation could suffer material misstatements in our financial statements and other information the Corporation report, and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our Common Shares.

Competition

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for the exploration in the future.

Mineral Tenure

In those jurisdictions where the Corporation has property interests, the Corporation undertakes searches of mining records and obtains title opinions from reputable counsel in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, prior unregistered agreements or transfers, and title may be affected by undetected defects or native land claims. For unsurveyed mineral claims, the boundaries of such mining claims may be in doubt. The ownership and validity of mining claims are often uncertain and may be contested. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers.

Qualified Personnel

Recruiting and retaining qualified personnel in the future is critical to the Corporation’s success. As the Corporation explores and develops its Avino Mine and San Gonzalo Mine and other properties, the need for skilled labour will increase. The number of persons skilled in the exploration and development of mining properties is limited and competition for this workforce is intense. The development of the Avino Mine and San Gonzalo Mine and other initiatives of the Corporation may be significantly delayed or otherwise adversely affected if the Corporation cannot recruit and retain qualified personnel as and when required.

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Foreign Corrupt Practices Legislation

The Corporation is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be less than effective and our employees, consultants, sales agents or distributors may engage in conduct for which the Corporation might be held responsible. Violations of the FCPA, CFPOA, and/or other laws may result in criminal or civil sanctions and the Corporation may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. Beginning with our fiscal year ending December 31, 2016, the Corporation are also subject to the Extractive Sector Transparency Measures Act (Canada) (“ESTMA”), which requires us to maintain records of specific payments (including taxes, royalties, fees, production entitlements, bonuses, dividends, and infrastructure improvements) to all government entities in Canada and abroad, and to publicly disclose payments of $100,000 or more in any payment category on an annual basis within 150 days of our fiscal year end, to increase transparency and deter corruption in the extractive industry sector.

Foreign Exchange

Copper, gold and silver are typically sold in U.S. dollars. As a result, the Corporation is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar and the Mexican peso. To the extent that the Corporation generates revenues at the Avino Mine or San Gonzalo Mine, it will be subject to foreign exchange risks as revenues will be received in U.S. dollars while operating and capital costs will be incurred primarily in Canadian dollars and Mexican peso. A decline in the U.S. dollar would result in a decrease in the Corporation’s revenues and adversely impact the Corporation’s financial performance.

Current Global Financial Conditions

Financial markets globally have been subject to increased volatility. Access to financing has been negatively affected by liquidity crises and uncertainty with respect to sovereign defaults throughout the world. These factors may impact the ability of the Corporation to obtain loans and other forms of financing in the future and, if obtained, on terms favourable to the Corporation. If these levels of volatility and market turmoil continue or worsen, the Corporation may not be able to secure appropriate debt or equity financing when needed, any of which could affect the trading price of the Corporation’s securities in an adverse manner.

Dilution

There are a number of outstanding securities and agreements pursuant to which Common Shares of the Corporation may be issued in the future. If these Common Shares are issued, this will result in further dilution to the Corporation’s shareholders. An investor’s equity interest in the Corporation may also be diluted by future equity financings of the Corporation.

Conflicts of Interest

There are potential conflicts of interest to which all of the directors, officers, insiders and promoters of the Corporation will be subject in connection with the operations of the Corporation. All of the directors, officers, insiders and promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the Corporation. Accordingly, situations may arise where all of the directors, officers, insiders and promoters will be in direct competition with the Corporation. The Corporation has a process to identify and declare any conflicts. Conflicts, if any, will be subject to the procedures and remedies as provided under the Business Corporations Act of British Columbia.

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Certain Provisions Of Organizational Documents May Discourage Takeovers And Business Combinations that Our Shareholders May Consider In Their Best Interests, Which Could Negatively Affect Our Stock Price.

Certain provisions of our Articles of Incorporation ("Articles") may have the effect of delaying or preventing a change in control of our Company or deterring tender offers for our common shares that other shareholders may consider in their best interests.

Our Articles authorize us to issue an unlimited number of common shares. Shareholder approval is not necessary to issue our common shares. Issuance of these common shares could have the effect of making it more difficult and more expensive for a person or group to acquire control of us, and could effectively be used as an anti-takeover device.

Our Articles provide for an advance notice procedure for shareholders to nominate director candidates for election or to bring business before an annual meeting of shareholders, including proposed nominations of persons for election to our board of directors, and require that special meetings of shareholders be called by the board or shareholders who hold at least 5% of the total issued and outstanding shares.

Risks Related to An Offering

Additional Funding Will be Required

The funds raised by any offering will not be sufficient to meet all of the Corporation’s ongoing financial requirements relating to the exploration, development and operation of the Corporation’s projects. The Corporation will require additional financing from external sources, such as joint ventures, debt financing or equity financing, in order to meet such requirements and carry out the future development of the Corporation’s projects. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time and upon the ability of the Corporation to attract significant amounts of debt and/or equity. There can be no assurance that such financing will be available to the Corporation or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Corporation, this may have a depressive effect on the price of the Corporation’s securities and the interests of shareholders in the net assets of the Corporation will be diluted. Any failure by the Corporation to obtain required financing on acceptable terms could cause the Corporation to delay development of its material projects and could have a material adverse effect on the Corporation’s financial condition, results of operations and liquidity.

The Corporation does not have sufficient funds to complete all of its exploration and development programs. Therefore, additional funds will be required. The only sources of future funds for its exploration and development programs is the sale of equity capital or by entering into an option and joint venture agreement with another party. There is no assurance that the Corporation will be successful in obtaining further financing. A failure to obtain further financing could result in the loss or substantial dilution of the Corporation’s interests in its properties.

Market Price of Common Shares

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by changes in the price of copper, gold and silver or in the financial condition or results of operations as reflected in its earnings reports. If an active market for the Common Shares does not continue, the liquidity of an investor’s investment may be limited and the price of the Common Shares may decline below any offering price. If an active market does not continue, investors may lose their entire investment in the Common Shares. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation.

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Discretion in the Use of Net Proceeds

The Corporation intends to use the net proceeds from any offering as set forth under “Use of Proceeds”. The Corporation maintains broad discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under “Use of Proceeds” could adversely affect the Corporation’s business and, consequently, could adversely affect the price of the Common Shares on the open market.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12 month period prior to the date of this short form prospectus:

Month Issued	Number of Securities	Security	Price per Security
December 2015	6,000	Common Shares (2)	$1.02
	435,000	Common Shares (2)	$1.02
	100,000	Common Shares (2)	$1.02

January 2016	10,000	Common Shares (2)	$1.02
	25,000	Common Shares (2)	$1.02
	100,000	Common Shares (2)	$1.02
	50,000	Common Shares (2)	$1.02

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Month Issued	Number of Securities	Security	Price per Security
February 2016	16,900	Common Shares (1)	US$0.8923
	20,500	Common Shares (1)	US$0.9325
	2,850	Common Shares (1)	US$0.9415
	24,700	Common Shares (1)	US$1.025
	12,575	Common Shares (1)	US$0.9529
	42,743	Common Shares (1)	US$1.0337
	13,000	Common Shares (1)	US$1.0631
	14,320	Common Shares (1)	US$1.0184
	28,900	Common Shares (1)	US$1.0364
	22,510	Common Shares (1)	US$1.0767

March 2016	800,000	Common Shares (3)	US$1.00
	7,700	Common Shares (1)	US$1.10
	1,000	Common Shares (1)	US$1.10
	1,700	Common Shares (1)	US$1.10

April 2016	195,112	Common Shares (1)	US$1.209
	147,104	Common Shares (1)	US$1.2458
	23,727	Common Shares (1)	US$1.2429
	73,432	Common Shares (1)	US$1.1966
	48,296	Common Shares (1)	US$1.2273
	281,128	Common Shares (1)	US$1.3041
	5,000	Common Shares (1)	US$1.3928
	47,480	Common Shares (1)	US$1.3974
	46,300	Common Shares (1)	US$1.4426
	333,217	Common Shares (1)	US$1.444
	185,420	Common Shares (1)	US$1.4959

May 2016	45,800	Common Shares (1)	US$1.5096
	7,200	Common Shares (1)	US$1.4035
	3,500	Common Shares (1)	US$1.354
	534,453	Common Shares (1)	US$1.2106
	25,500	Common Shares (1)	US$1.3329
	606,768	Common Shares (1)	US$1.5607
	250,000	Common Shares (1)	US$1.4103
	47,700	Common Shares (1)	US$1.56
	42,400	Common Shares (1)	US$1.4367
	550,000	Common Shares (1)	US$1.344

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Month Issued	Number of Securities	Security	Price per Security
June 2016	5,000	Common Shares (2)	$1.02
	166,063	Common Shares (1)	US$2.3257
	110,792	Common Shares (1)	US$2.4138
	18,074	Common Shares (1)	US$2.4123
	25,000	Common Shares (2)	$1.90
	52,862	Common Shares (1)	US$2.3831
	10,000	Common Shares (2)	$1.60
	1,200	Common Shares (1)	US$2.325
	250,000	Common Shares (1)	US$2.2001
	75,000	Common Shares (2)	$1.02
	107,629	Common Shares (1)	US$2.3453
	10,000	Common Shares (2)	$1.02
	136,700	Common Shares (1)	US$2.4043
	5,000	Common Shares (2)	$1.62
	5,000	Common Shares (2)	$1.90

July 2016	151,402	Common Shares (1)	US$2.6305
	169,500	Common Shares (1)	US$2.7018
	169,370	Common Shares (1)	US$2.825
	7,100	Common Shares (1)	US$2.85
	10,000	Common Shares (2)	$1.62
	25,000	Common Shares (2)	$1.90
	152,957	Common Shares (1)	US$2.8211
	5,000	Common Shares (2)	$1.60
	206,138	Common Shares (1)	US$2.9269
	1,092	Common Shares (1)	US$2.90
	134,010	Common Shares (1)	US$2.90
	58,250	Common Shares (1)	US$2.9623
	5,000	Common Shares (2)	$1.90
	64,276	Common Shares (1)	US$3.0294
	45,244	Common Shares (1)	US$2.5805
	66,500	Common Shares (1)	US$2.5505
	40,535	Common Shares (1)	US$2.619
	50,000	Common Shares (1)	US$2.7274
	75,915	Common Shares (1)	US$2.7168

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Month Issued	Number of Securities	Security	Price per Security
August 2016	9,500	Common Shares (1)	US$2,7676
	37,060	Common Shares (1)	US$2,7507
	29,900	Common Shares (1)	US$2.6728
	8,381	Common Shares (1)	US$2.6912
	10,000	Common Shares (4)	$3.48

September 2016	490,000	Common Shares (2)	$1.02
	32,500	Common Shares (2)	$1.60
	36,500	Common Shares (2)	$1.62
	2,500	Common Shares (2)	$1.90
	47,677	Common Shares (1)	US$2.4514
	2,100	Common Shares (1)	US$2.4581
	400	Common Shares (2)	$1.60
	20,000	Common Shares (2)	$1.90
	25,000	Common Shares (2)	$1.02
	8,600	Common Shares (1)	US$2.3517
	31,800	Common Shares (1)	US$2.3869
	40,000	Common Shares (2)	$1.02

October 2016	2,100	Common Shares (2)	$1.60
	10,000	Common Shares (2)	$1.62

_______

(1)	Issued pursuant to the ATM Offering.

(2)	Issued pursuant to exercise of stock options.

(3)	Issued pursuant to U.S. brokered offering.

(4)	Issued pursuant to the acquisition of mineral claims

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Warrants

The following table summarizes details of the warrants granted by the Corporation during the 12 month period prior to the date of this short form prospectus:

Month Grant	Number of Securities	Security	Exercise Price per Security ($)
March	40,000	Agent Warrants (1)	US$1.00

______

(1)	Warrants granted pursuant to US brokered offering.

Stock Options

The following table summarizes details of the stock options granted by the Corporation during the 12 month period prior to the date of this short form prospectus:

Month Grant	Number of Securities	Security	Exercise Price per Security ($)
September	802,500	Stock Options (1)	$2.95

______

(1)	Options granted pursuant to the Corporation’s Stock Option Plan.

Restricted Share Unit (“RSU”)

The following table summarizes details of the RSU granted by the Corporation during the 12 month period prior to the date of this short form prospectus:

Month Grant	Number of Securities	Security	Exercise Price per Security ($)
September	790,000	RSU (1)	N/A
______

(1)	RSU granted pursuant to the Corporation’s Restricted Share Unit Plan.

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TRADING PRICE AND VOLUME

Our common shares are listed on the NYSE-MKT and on the TSX Venture Exchange under the symbol ASM. The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE MKT and in Canadian Dollars on the TSXV for the past full six (6) months and through November 9, 2016 and for each quarter for the past fiscal year.

	NYSE-MKT		TSXV
	(United States Dollars)		(Canadian Dollars)
Last Six Months	High	Low	High	Low

Through November 9, 2016	2.59	2.01	3.45	2.72
October, 2016	2.05	1.74	2.73	2.30
September, 2016	2.50	1.91	3.21	2.53
August 2016	2.87	2.02	3.70	2.65
July 2016	3.14	2.37	4.05	3.15
June 2016	2.60	1.37	3.29	1.80
May 2016	1.69	1.19	2.16	1.53

For the Quarter Ended
September 30, 2016	3.14	1.91	4.05	2.53
June 30, 2016	2.60	0.99	3.29	1.30
March 31, 2016	1.19	0.71	1.59	1.03
December 31, 2015	1.19	0.83	1.51	1.15

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

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INTEREST OF EXPERTS

Mr. Garth Kirkham, P. Geo., of Kirkham Geosystems Ltd., and Mr. Jasman Yee, P. Eng. are “qualified persons” as defined by National Instrument 43-101. Mr. Kirkham and Mr. Yee prepared the Bralorne Technical Report dated October 20, 2016, which is referred to herein. Mr. Yee is a director and shareholder of the Corporation, and is therefore not independent. Mr. Yee was responsible for section 13 (Mineral Processing and Metallurgical Testing) and section 17 (Recovery Methods) of the Bralorne Technical Report. Mr. Michael O’Brien, P. Geo. of QG Australia (Pty) Ltd., Mr. Hassan Ghaffari, P. Eng. of Tetra Tech WEI Inc. and Mr. Sabry Abdel Hafez, Ph. D, P. Eng. of Tetra Tech WEI Inc. are also “qualified persons” as defined by National Instrument 43-101 , and they prepared the Avino Technical Report dated October 27, 2016, which is referred to herein. Neither of Messrs. Kirkham, O’Brien, Ghaffari, or Hafez is a shareholder of the Corporation as of the date of this Prospectus.

Certain Canadian legal matters relating to any offering will be passed upon by Salley Bowes Harwardt Law Corp., on behalf of the Corporation. As at the date hereof, the shareholders and associates of Salley Bowes Harwardt Law Corporation, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

Certain U.S. legal matters relating to any offering will be passed upon by Weintraub Tobin Chediak Coleman Grodin Law Corporation, on behalf of the Corporation. As at the date hereof, the shareholders and associates of Weintraub Tobin Chediak Coleman Grodin Law Corporation, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

Except as disclosed above, no partner or associate, as applicable, of the aforementioned companies and limited liability partnerships or persons indicated above are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

The Corporation’s auditors, Manning Elliott LLP, are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Manning Elliott LLP, Chartered Professional Accountants, Vancouver, British Columbia, Canada.

The registrar and transfer agent of the Corporation is Computershare Trust Company of Canada Inc., Vancouver, British Columbia, Canada.

ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to herein are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

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You may read any document that the Corporation has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents that the Corporation has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR website at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Corporation is a corporation existing under the Business Corporations Act (British Columbia). Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Paracorp Incorporated, 1090 Vermont Avenue NW, #910, Washington, DC 20005 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning any offering of the Securities under this Prospectus.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement (including a pricing supplement) relating to the securities purchased by a purchaser and any amendment thereto. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus or prospectus supplement (including a pricing supplement) relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable Securities is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation, including Warrants if offered separately, will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

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INCORPORATION BY REFERENCE OF CERTAIN INFORMATION FILED WITH THE SEC

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Registration Statement of common shares pursuant to Section 12(b) of the Securities Exchange Act of 1934 on Form 8-A;

•	Our Registration Statement of common share purchase rights pursuant to Section 12(b) of the Securities Exchange Act of 1934 on Form 8-A;

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 11, 2016;

•	Exhibit 99.2 to our Form 6-K for April 2016 filed with the SEC on April 29, 2016 regarding our Information Circular in connection with our annual general meeting;

•	Exhibits 99.1 and 2 to our Form 6-K for March 2016 filed with the SEC on May 17, 2016 regarding our quarterly financial statements for the quarter ended March 31, 2016;

•	Exhibits 99.1 and 2 to our Form 6-K for June 2016 filed with the SEC on August 18, 2016 regarding our quarterly financial statements for the quarter ended June 30, 2016;

•	Exhibits 99.1 and 2 to our Form 6-K for September 2016 filed with the SEC on November 9, 2016 regarding our quarterly financial statements for the quarter ended September 30, 2016;

•

Exhibit 99.1 to our Form 6-K/A for October 2016 filed with the SEC on October 31, 2016 regarding a technical report entitled, “Avino Silver & Gold Mines Ltd. Amended Resource Estimate Update for Avino Property Durango, Mexico”; and

•	Exhibit 99.1 to our Form 6-K for October 2016 filed with the SEC on October 31, 2016 regarding a technical report entitled “Bralorne Gold Mine, British Columbia Canada”.

All subsequent annual reports on Form 20-F filed by us and all subsequent reports on Form 6-K filed by us that are identified by us as being incorporated by reference shall be deemed to be incorporated by reference into this Prospectus and deemed to be a part hereof after the date of this Prospectus but before the termination of the offering by this Prospectus.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in any Prospectus Supplement, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Each person, including any beneficial owner to whom this prospectus is delivered, may request, orally or in writing, a copy of these documents, which will be provided at no cost, by contacting:

Dorothy Chin, Corporate Secretary

Avino Silver & Gold Mines Ltd.

570 Granville Street, Suite 900

Vancouver, British Columbia V6C 3P1, Canada

Tel: 604 682-3701

Fax: 604 682-3600

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